UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2018
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2018

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Revenues (notes 2, 3 and 4)	416,562	500,781	1,216,226	1,558,209
Voyage expenses (notes 2 and 3)	(90,899)	(42,454)	(271,688)	(133,891)
Vessel operating expenses (notes 2 and 4)	(157,585)	(200,456)	(478,057)	(599,500)
Time-charter hire expense (note 4)	(20,965)	(28,645)	(61,024)	(98,106)
Depreciation and amortization	(69,967)	(136,942)	(205,238)	(422,713)
General and administrative expenses (note 4)	(19,050)	(27,662)	(66,953)	(88,641)
Write-down and loss on sales of vessels (note 7)	(2,201)	(251,585)	(53,693)	(270,254)
Restructuring charges (note 12)	(813)	(2,883)	(4,065)	(5,059)
Income (loss) from vessel operations	55,082	(189,846)	75,508	(59,955)
Interest expense	(67,343)	(74,499)	(181,494)	(219,237)
Interest income	2,103	1,900	5,875	4,917
Realized and unrealized (losses) gains on non-designated derivative instruments (note 15)	(2,168)	(6,128)	17,981	(43,173)
Equity income (loss)	13,744	1,264	41,698	(36,373)
Foreign exchange gain (loss) (notes 8 and 15)	3,553	(2,642)	16,104	(22,888)
Loss on deconsolidation of Teekay Offshore (note 4)	—	(103,188)	(7,070)	(103,188)
Other loss	(2,400)	(4,705)	(2,795)	(5,169)
Income (loss) before income taxes	2,571	(377,844)	(34,193)	(485,066)
Income tax expense (note 16)	(4,334)	(5,221)	(17,197)	(11,767)
Net loss	(1,763)	(383,065)	(51,390)	(496,833)
Net loss (income) attributable to non-controlling interests	(10,242)	370,483	(9,494)	358,843
Net loss attributable to the shareholders of Teekay Corporation	(12,005)	(12,582)	(60,884)	(137,990)
Per common share of Teekay Corporation (note 17)
• Basic and diluted loss attributable to shareholders of Teekay Corporation	(0.12)	(0.15)	(0.61)	(1.60)
• Cash dividends declared	0.055	0.055	0.165	0.165
Weighted average number of common shares outstanding (note 17)
• Basic and diluted	100,435,045	86,261,330	99,412,381	86,232,315

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Net loss	(1,763)	(383,065)	(51,390)	(496,833)
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized (loss) gain on marketable securities	—	(262)	—	438
Unrealized gain (loss) on qualifying cash flow hedging instruments	6,955	(509)	16,631	(4,094)
Pension adjustments, net of taxes	174	(59)	550	(171)
Foreign exchange gain on currency translation	794	257	843	668
Amounts reclassified from accumulated other comprehensive income (loss) relating to:
Realized (gain) loss on qualifying cash flow hedging instruments
To interest expense (note 15)	(37)	424	211	1,186
To equity income	(619)	793	(1,217)	1,776
Loss on deconsolidation of Teekay Offshore (note 4)	—	—	7,720	—
Other comprehensive income (loss)	7,267	644	24,738	(197)
Comprehensive income (loss)	5,504	(382,421)	(26,652)	(497,030)
Comprehensive (income) loss attributable to non-controlling interests	(14,953)	370,036	(20,617)	359,793
Comprehensive loss attributable to shareholders of Teekay Corporation	(9,449)	(12,385)	(47,269)	(137,237)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at September 30, 2018	As at December 31, 2017
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	385,352	445,452
Restricted cash - current	38,231	38,179
Accounts receivable, including non-trade of $15,908 (2017 – $15,273) and related party balance of $27,436 (2017 – $16,068) (note 2)	158,318	159,859
Assets held for sale (note 7)	28,482	33,671
Net investment in direct financing leases (note 3)	12,273	9,884
Prepaid expenses and other (notes 2 and 15)	55,047	38,180
Current portion of loans to equity-accounted investees (note 4)	82,376	107,486
Total current assets	760,079	832,711
Restricted cash - non-current	34,880	68,543
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,294,622 (2017 – $1,293,447)	3,332,478	3,491,491
Vessels related to capital leases, at cost, less accumulated amortization of $93,858 (2017 – $51,290) (note 6)	1,938,379	1,272,560
Advances on newbuilding contracts (note 10a)	172,248	444,493
Total vessels and equipment	5,443,105	5,208,544
Net investment in direct financing leases - non-current (note 3)	565,423	486,106
Investment in and advances to equity-accounted investments (notes 4 and 10b)	1,313,497	1,276,618
Other non-current assets (note 15)	97,571	83,211
Intangible assets – net	81,542	93,014
Goodwill	43,690	43,690
Total assets	8,339,787	8,092,437
LIABILITIES AND EQUITY
Current
Accounts payable	18,034	24,107
Accrued liabilities and other (notes 12 and 15)	193,213	296,232
Advances from affiliates (note 4)	73,109	49,100
Current portion of derivative liabilities (note 15)	13,036	80,423
Current portion of long-term debt (note 8)	259,104	800,897
Current obligations related to capital leases	96,988	114,173
Total current liabilities	653,484	1,364,932
Long-term debt (note 8)	3,091,911	2,616,808
Long-term obligations related to capital leases	1,512,710	1,046,284
Derivative liabilities (note 15)	31,717	48,388
Other long-term liabilities (note 16)	130,052	136,369
Total liabilities	5,419,874	5,212,781
Commitments and contingencies (notes 6, 8, 10, and 15)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 100,435,096 shares outstanding and issued (2017 – 89,127,041)) (note 9)	1,046,081	919,078
Accumulated deficit	(211,379)	(135,892)
Non-controlling interest	2,077,492	2,102,465
Accumulated other comprehensive income (loss)	7,719	(5,995)
Total equity	2,919,913	2,879,656
Total liabilities and equity	8,339,787	8,092,437
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2018	2017
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(51,390)	(496,833)
Non-cash and non-operating items:
Depreciation and amortization	205,238	422,713
Unrealized gain on derivative instruments (note 15)	(93,817)	(94,532)
Write-down and loss on sales of vessels (note 7)	53,693	270,254
Loss on deconsolidation of Teekay Offshore (note 4)	7,070	103,188
Equity (income) loss, net of dividends received	(28,382)	72,159
Income tax expense	17,197	11,767
Unrealized foreign currency exchange loss including the effect of the termination of cross-currency swaps	31,098	108,271
Other	13,912	13,144
Change in operating assets and liabilities	(41,424)	67,855
Expenditures for dry docking	(28,782)	(38,704)
Net operating cash flow	84,413	439,282
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	843,854	680,261
Prepayments of long-term debt	(681,664)	(314,029)
Scheduled repayments of long-term debt and settlement of related swaps (note 8)	(265,868)	(641,070)
Proceeds from financing related to sale-leaseback of vessels	526,692	488,830
Repayments of obligations related to capital leases	(54,122)	(29,723)
Net proceeds from equity issuances of subsidiaries	—	8,521
Net proceeds from equity issuances of Teekay Corporation (note 9)	103,657	—
Distributions paid from subsidiaries to non-controlling interests	(49,124)	(88,133)
Cash dividends paid	(16,637)	(14,235)
Other financing activities	(595)	1,675
Net financing cash flow	406,193	92,097
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(564,464)	(694,507)
Proceeds from sale of vessels and equipment	—	67,440
Proceeds from sale of equity-accounted investment	54,438	—
Investment in equity-accounted investments	(32,758)	(109,580)
Advances to joint ventures and joint venture partners	(24,957)	(12,576)
Cash of transferred subsidiaries on sale, net of proceeds received (note 4)	(25,254)	(45,447)
Other investing activities	8,678	13,481
Net investing cash flow	(584,317)	(781,189)
Decrease in cash, cash equivalents and restricted cash	(93,711)	(249,810)
Cash, cash equivalents and restricted cash, beginning of the period	552,174	805,242
Cash, cash equivalents and restricted cash, end of the period	458,463	555,432
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive (Loss) Income $	Non- controlling Interests $	Total $
Balance as at December 31, 2017 (note 2)	89,127	919,078	(135,892)	(5,995)	2,102,465	2,879,656
Net (loss) income	—	—	(60,884)	—	9,494	(51,390)
Other comprehensive income	—	—	—	13,615	11,123	24,738
Dividends declared	—	—	(16,640)	—	(49,124)	(65,764)
Employee stock compensation and other (note 9)	181	7,247	—	—	—	7,247
Proceeds from equity offerings, net of offering costs (note 9)	11,127	103,657	—	—	—	103,657
Equity component of convertible notes (note 8)	—	16,099	—	—	—	16,099
Changes to non-controlling interest from equity contributions and other	—	—	2,037	99	3,534	5,670
Balance as at September 30, 2018	100,435	1,046,081	(211,379)	7,719	2,077,492	2,919,913
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly-traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG); Teekay Tankers Ltd. (or Teekay Tankers); and, until September 25, 2017, Teekay Offshore Partners L.P. (or Teekay Offshore) (see Note 4).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 30, 2018. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2018, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, because the Company has determined that the entities that have financed certain of the Teekay liquefied natural gas (or LNG) carriers or LNG carrier newbuildings through sale-leaseback transactions are variable interest entities (or VIEs) that should be consolidated, the presentation of the sale-leaseback transactions in the consolidated statements of cash flows has been adjusted to reflect these transactions as financing activities instead of investing activities in the current and comparative period.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.
2. Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which includes (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Company as of January 1, 2018 and may be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of such date. The Company has elected to apply ASU 2014-09 only to those contracts that were not completed as of January 1, 2018. The Company has adopted ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. The Company has identified the following differences on adoption of ASU 2014-09:

•
The Company previously presented the net allocation for its vessels participating in revenue sharing arrangements (or RSAs) as revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in voyage revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the three and nine months ended September 30, 2018 by $73.6 million and $202.4 million, respectively. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Company manages vessels owned by its equity-accounted investments and third parties. Upon the adoption of ASU 2014-09, costs incurred by the Company for its seafarers are presented as vessel operating expenses and the reimbursement of such expenses are presented as revenue, instead of such amounts being presented on a net basis. This had the effect of increasing both revenues and vessel operating expenses for the three and nine months ended September 30, 2018 by $20.2 million and $61.3 million, respectively. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Company previously presented all accrued revenue as a component of accounts receivable. The Company has determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing prepaid expenses and other and decreasing accounts receivable by $5.8 million as at September 30, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

•
The Company will sometimes incur pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Company that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs are now deferred and amortized over the duration of the customer contract. The Company previously expensed such costs as incurred unless the costs were directly reimbursable by the contract or if they were related to the mobilization of offshore assets to an oil field. This change had the effect of increasing prepaid expenses and other by $3.4 million, investments in and advances to equity-accounted joint ventures by $2.0 million and equity by $5.4 million as at September 30, 2018. This change did not have a material effect on the consolidated statement of loss for the three and nine months ended September 30, 2018. The cumulative increase to opening equity as at January 1, 2018 was $4.1 million.

•
The Company at times will enter into charter contracts that have annual performance measures that may result in the Company receiving additional consideration each year based on the annual performance measure result for such year. The Company previously recognized such consideration upon completion of the annual performance period. Upon adoption of ASU 2014-09, the portion of such consideration allocable to the non-lease element of charter contracts is included in the determination of the contract consideration and recognized over the annual performance period. This had the effect of decreasing contract liabilities included within accrued liabilities and other by approximately $5.7 million at September 30, 2018 as well as increasing revenues for the three and nine months ended September 30, 2018 by approximately $1.9 million and $5.7 million, respectively. There was no cumulative impact to opening equity as at January 1, 2018 as the end of the annual performance period is December 31st.

In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Company has elected to use this new optional transitional approach. The Company will adopt ASU 2016-02 on January 1, 2019. To determine the cumulative effect adjustment, the Company will not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Company is expecting to disclose in its consolidated financial statements for the year ended December 31, 2018 the quantitative impact of adopting ASU 2016-02. The Company has identified the following differences based on the work performed to date:

•
The adoption of ASU 2016-02 will result in a change in the accounting method for the lease portion of the daily charter hire for the chartered-in vessels by the Company and the Company's equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year. As of September 30, 2018, the Company had less than 10 in-chartered vessels in its fleet for which the accounting will be impacted by the adoption of ASU 2016-02. Under ASU 2016-02, the Company and the Company's equity-accounted joint ventures will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company's and its equity-accounted joint ventures' assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired.

•
The adoption of ASU 2016-02 will require the Company to complete its lease classification assessment when a lease commences instead of when the lease is entered into. The Company has entered into charters in prior periods for certain of its vessels currently under construction and which are expected to deliver over the period from 2018 to 2020. Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost and no gain or loss was recognized on commencement of the charter if such charters were classified as direct finance leases. On the adoption of ASU 2016-02, the fair value of the vessel is determined based on information available at the lease commencement date and any difference in the fair value of the ship upon commencement of the charter and its carrying value is recognized as a gain or loss upon commencement of the charter.

•
The adoption of ASU 2016-02 will result in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock.

•	In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company as of January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the consolidated statements of cash flows and application of the predominance principle on the cash flow statement classification of cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 became effective for the Company as of January 1, 2018, with a retrospective approach. The Company has elected to classify distributions received from equity-method investees in the statement of cash flows based on the nature of the distribution. In addition, the adoption of ASU 2016-15 resulted in $25.7 million of cross currency swap payments that were related to the principal repayment of long-term debt for the nine months ended September 30, 2017, being reclassified from unrealized foreign currency exchange loss including the effect of the termination of cross-currency swaps in net operating cash flow to scheduled repayments of long-term debt and settlement of related swaps in net financing cash flow as the amounts related to the termination or final settlement of the cross currency swap.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Company as of January 1, 2018. Adoption of ASU 2016-18 resulted in the Company including in its consolidated statements of cash flows changes in cash, cash equivalents and restricted cash.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Company as of January 1, 2019. The Company is currently evaluating the effect of adopting this new guidance.
3. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time-charter contracts, voyage charter contracts, bareboat charter contracts and contracts for floating production, storage and offloading (or FPSO) units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investees as well as providing corporate management services to such entities.

Time Charters
Pursuant to a time charter, the Company charters a vessel to a customer for a period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist. Those include penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, certain time-charters contracts contain provisions that allow the Company to be compensated for increases in the Company’s costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or interest rates or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. Finally, in a small number of charters, the Company may earn profit share consideration, which occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration of the Company’s contracts is typically recognized in the period in which the changes in facts and circumstances on which the variable lease payments are based occur as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in. The Company does not engage in any specific tactics to minimize vessel residual value risk.

Voyage Charters
Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate and then adjusted for any pool participation based on predetermined criteria. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease; however, judgment is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Consideration for such contracts is fixed or variable, depending on certain conditions. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Bareboat Charters
Pursuant to a bareboat charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. However, the customer is responsible for operation and maintenance of the vessel with its own crew as well as any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the vessel owner is normally not impacted by such events. The performance obligations within a bareboat charter, which will include the lease of the vessel to the charterer, are satisfied over the duration of such contract, as measured using the time that has elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.

FPSO Contracts
Pursuant to an FPSO contract, the Company charters an FPSO unit to a customer for a period of time, generally more than one year. The performance obligations within an FPSO contract, which will include the lease of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. Hire is typically invoiced monthly in arrears, based on a fixed daily hire amount. In certain FPSO contracts, the Company is entitled to a lump sum amount due upon commencement of the contract and may also be entitled to termination fees if the contract is canceled early. While the fixed daily hire amount may be the same over the term of the FPSO contract, the daily hire amount may increase or decrease over the duration of the FPSO contract. As a result of the Company accounting for compensation from such charters on a straight-line basis over the duration of the charter, FPSO contracts where revenue is recognized before the Company is entitled to such amounts under the FPSO contracts will result in the Company recognizing a contract asset and FPSO contracts where revenue is recognized after the Company is entitled to such amounts under the FPSO contracts will result in the Company recognizing deferred revenue.

Certain sources of consideration variability exist within FPSO contracts. Those include penalties, such as those that relate to periods where production on the FPSO unit is interrupted. In addition, certain FPSO contracts may contain provisions that allow the Company to be compensated for increases in the Company’s costs to operate the unit during the term of the contract. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures incurred. Finally, the Company may earn additional compensation from monthly production tariffs, which are based on the volume of oil produced, as well as other monthly or annual operational performance measures. Variable consideration of the Company's contracts are typically recognized as incurred as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods under a contract during which such variable consideration was incurred. The Company does not engage in any specific tactics to minimize residual value risk. Given the uncertainty involved in oil field production estimates and the result impact on oil field life, FPSO contracts typically will include extension options or options to terminate early.

Management Fees and Other
The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investees as well as providing corporate management services to such entities. Such services may include the arrangement of third party goods and services for the vessel’s owner. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing costs for vessels being managed. Management fees are typically invoiced monthly.

Revenue Table
The following tables contain the Company’s revenue for the three and nine months ended September 30, 2018 and 2017, by contract type and by segment. The periods for the three and nine months ended September 30, 2018, do not include revenues for Teekay Offshore, as Teekay Offshore was deconsolidated subsequent to the Brookfield Transaction in September 2017 (see Note 4).

	Three Months Ended September 30, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	104,342	2,820	12,326	—	6,645	—	126,133
Voyage charters (1)	6,279	2,220	152,047	—	—	—	160,546
Bareboat charters	6,001	—	—	—	—	—	6,001
FPSO contracts	—	—	—	71,583	—	—	71,583
Management fees and other (2)	1,566	108	11,542	—	39,343	(260)	52,299
	118,188	5,148	175,915	71,583	45,988	(260)	416,562

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended September 30, 2017
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conven-tional Tankers	Teekay Tankers Conven-tional Tankers	Teekay Parent Offshore Production	Teekay Parent Conven-tional Tankers	Teekay Parent Other	Teekay Offshore	Eliminations and Other	Total

	$	$	$	$	$	$	$	$	$
Time charters	83,101	10,376	24,681	—	—	10,997	77,907	(15,810)	191,252
Voyage charters (1)	—	930	25,397	—	—	—	11,068	—	37,395
Bareboat charters	6,524	—	—	—	—	—	19,438	(7,682)	18,280
FPSO contracts	—	—	—	51,254	—	—	109,006	—	160,260
Net pool revenues (1)	—	—	28,246	—	1,041	—	—	—	29,287
Contracts of affreightment	—	—	—	—	—	—	38,362	—	38,362
Management fees and other	3,075	279	12,914	—	—	8,730	—	947	25,945
	92,700	11,585	91,238	51,254	1,041	19,727	255,781	(22,545)	500,781

	Nine Months Ended September 30, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	294,658	12,534	51,820	—	27,327	(9,418)	376,921
Voyage charters (1)	16,669	12,690	432,017	—	—	—	461,376
Bareboat charters	17,112	—	—	—	—	—	17,112
FPSO contracts	—	—	—	203,982	—	—	203,982
Management fees and other (2)	6,970	324	32,202	—	116,788	551	156,835
	335,409	25,548	516,039	203,982	144,115	(8,867)	1,216,226

	Nine Months Ended September 30, 2017
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conven-tional Tankers	Teekay Tankers Conven-tional Tankers	Teekay Parent Offshore Production	Teekay Parent Conven-tional Tankers	Teekay Parent Other	Teekay Offshore	Eliminations and Other	Total

	$	$	$	$	$	$	$	$	$
Time charters	241,019	32,073	85,102	—	—	27,251	231,950	(43,648)	573,747
Voyage charters (1)	—	2,383	94,881	—	—	—	34,576	—	131,840
Bareboat charters	22,359	—	—	—	—	—	68,453	(29,886)	60,926
FPSO contracts	—	—	—	143,769	—	—	332,108	—	475,877
Net pool revenues (1)	—	—	108,535	—	4,965	—	—	—	113,500
Contracts of affreightment	—	—	—	—	—	—	129,624	—	129,624
Management fees and other	7,700	835	41,994	—	—	19,898	—	2,268	72,695
	271,078	35,291	330,512	143,769	4,965	47,149	796,711	(71,266)	1,558,209

(1)
The adoption of ASU 2014-09 had the impact of increasing both voyage charter revenues and voyage expenses for the three and nine months ended September 30, 2018 by $73.6 million and $202.4 million, respectively.

(2)
The Company manages vessels owned by its equity-accounted investments and third parties. Following the adoption of ASU 2014-09, costs incurred by the Company for its seafarers are presented as vessel operating expenses and the reimbursement of such expenses is presented as revenue, instead of such amounts being presented on a net basis. This had the effect of increasing both revenues and vessel operating expenses for the three and nine months ended September 30, 2018 by $20.2 million and $61.3 million, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table contains the Company's revenue from contracts that do not contain a lease element and the non-lease element of time-charter contracts accounted for as direct financing leases for the three and nine months ended September 30, 2018 and 2017.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Non-lease revenue - related to sales type or direct financing leases	3,896	5,797	12,160	21,084
Voyage charters - towage	—	10,686	—	25,813
Management fees and other	52,299	25,945	156,835	72,695
	56,195	42,428	168,995	119,592

Operating Leases
As at September 30, 2018, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases are approximately $164.6 million (remaining 2018), $547.7 million (2019), $453.7 million (2020), $390.0 million (2021), $349.6 million (2022), and $787.3 million thereafter. The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2018, revenue from unexercised option periods of contracts that existed on September 30, 2018, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues accounted for under ASC 840 Leases. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The carrying amount of the vessels employed on time-charter contracts, bareboat charter contracts and FPSO contracts that have been accounted for as operating leases at September 30, 2018, was $3.4 billion (2017 - $3.1 billion). At September 30, 2018, the cost and accumulated depreciation of such vessels were $4.3 billion (2017 - $4.1 billion) and $917.8 million (2017 - $1.0 billion), respectively.

Direct Financing Leases
Teekay LNG owns a 69% ownership interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The time charters for the two Tangguh LNG carriers are accounted for as direct financing leases. The Tangguh LNG Carriers commenced their time-charters with their charterers in 2009. In addition, in 2013, Teekay LNG acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charters. The bareboat charters with Awilco were accounted for as direct financing leases. However, in June 2017, Teekay LNG agreed to amend the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring charter hire of between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, both of the charter contracts with Awilco were reclassified as operating leases upon the expiry of their respective original contract terms in November 2017 and August 2018. In addition, the 21-year charter contract for the Bahrain Spirit floating storage unit (or FSU) commenced in September 2018 and is accounted for as a direct finance lease. The following table lists the components of the net investments in direct financing leases:

	September 30, 2018	December 31, 2017
	$	$
Total minimum lease payments to be received	913,292	568,710
Estimated unguaranteed residual value of leased properties	294,127	194,965
Initial direct costs and other	337	361
Less unearned revenue	(630,060)	(268,046)
Total	577,696	495,990
Less current portion	(12,273)	(9,884)
Long-term portion	565,423	486,106

As at September 30, 2018, estimated minimum lease payments to be received by Teekay LNG related to its direct financing leases in each of the next five succeeding fiscal years are approximately $26.0 million (remainder of 2018), $64.1 million (2019), $64.3 million (2020), $64.1 million (2021), $64.1 million (2022) and an aggregate of $630.6 million thereafter. The leases are scheduled to end between 2029 and 2039.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Contract Costs
In certain cases, the Company incurs pre-operational costs that relate directly to a specific customer contract and that generate or enhance resources of the Company that will be used in satisfying performance obligations in the future, in which case such costs are expected to be recovered via the customer contract. Those costs include costs incurred to mobilize an offshore asset to an oilfield, pre-operational costs incurred to prepare for commencement of operations of an offshore asset or costs incurred to reposition a vessel to a location where a charterer will take delivery of the vessel. In certain cases, the Company must make judgments about whether costs relate directly to a specific customer contract or whether costs were factored into the pricing of a customer contract and thus expected to be recovered. Such deferred costs are amortized on a straight-line basis over the duration of the customer contract. Amortization of such costs for the three and nine months ended September 30, 2018 was $0.1 million and $0.2 million, respectively. As at September 30, 2018, repositioning costs of $3.4 million were included as part of other assets in the Company's consolidated balance sheets.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at September 30, 2018 and on transition to ASC 606 on January 1, 2018, there were contract liabilities of $21.7 million and $29.5 million, respectively. During the three and nine months ended September 30, 2018, the Company recognized $0.6 million and $29.5 million, respectively, of revenue that was included in the contract liability balance on transition.
4. Deconsolidation of Teekay Offshore
On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. The Company recognized a loss of $103.2 million on deconsolidation of Teekay Offshore in the three and nine months ended September 30, 2017. This transaction and its impact is described in more detail in Note 3 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay currently has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. As of September 30, 2018 and December 31, 2017, Teekay owned a 13.8% interest in the common units of Teekay Offshore.

Teekay Offshore is a related party of Teekay. As at September 30, 2018, Teekay has recorded $65.9 million in advances to Teekay Offshore (December 31, 2017 – $102.8 million) and $55.7 million in advances from Teekay Offshore (December 31, 2017 – $37.2 million) in current portion of loans to equity-accounted investees and advances from affiliates, respectively, on its consolidated balance sheets.

In March 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million is provided by Teekay and up to $100.0 million is provided by Brookfield. The facility is scheduled to mature in October 2019. The interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum until March 31, 2019 and LIBOR plus a margin of 7.00% per annum for balances outstanding after March 31, 2019. Any outstanding principal balances are due on the maturity date. As at September 30, 2018, Teekay had advanced $25.0 million to Teekay Offshore under this facility recorded in investment in and advances to equity-accounted investments in the consolidated balance sheets.

Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Teekay Offshore’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as part of the Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value. The Company recognized a loss of $nil and $7.1 million for the three and nine months ended September 30, 2018, respectively, related to the sale of the Transferred Subsidiaries and the resultant release of accumulated pension losses from accumulated other comprehensive income, which is recorded in loss on deconsolidation of Teekay Offshore on the Company's consolidated statements of loss.
The Transferred Subsidiaries provide ship management, commercial, technical, strategic, business development and administrative services to Teekay Offshore, primarily related to Teekay Offshore's FPSO units, shuttle tankers and floating storage and offtake (or FSO) units. Subsequent to their transfer to Teekay Offshore, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Teekay Offshore.
Revenues received by the Company for services provided to Teekay Offshore for the three and nine months ended September 30, 2018 were $5.1 million and $16.2 million, respectively, which were recorded in revenues on the Company's consolidated statements of loss. Fees paid by the Company to Teekay Offshore for services provided by Teekay Offshore for the three and nine months ended September 30, 2018 were $5.0 million and $15.7 million, respectively, which were recorded in vessel operating expenses and general and administrative expenses on the Company's consolidated statements of loss. As at September 30, 2018, two shuttle tankers and three FSO units of Teekay Offshore were employed on long-term time-charter-out or bareboat contracts to subsidiaries of Teekay. Time-charter hire expenses paid by the Company to Teekay Offshore for the three and nine months ended September 30, 2018 were $14.4 million and $42.4 million, respectively. No such amounts are included in the comparative periods when Teekay Offshore was consolidated by Teekay.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

5. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and its equity-accounted investee, Teekay Offshore (collectively with the Controlled Daughter Entities, the Daughter Entities), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Controlled Daughter Entities, Teekay Parent and its equity-accounted investee, Teekay Offshore (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company (which excludes Teekay Offshore) has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and liquefied petroleum gas (or LPG) carriers), and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Controlled Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.
The following table includes the Company’s revenues by segment for the three and nine months ended September 30, 2018 and 2017:

	Revenues(1)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers(2)	118,188	92,700	335,409	271,078
Conventional Tankers	5,148	11,585	25,548	35,291
	123,336	104,285	360,957	306,369

Teekay Tankers
Conventional Tankers	175,915	91,238	516,039	330,512

Teekay Parent
Offshore Production	71,583	51,254	203,982	143,769
Conventional Tankers	—	1,041	—	4,965
Other	45,988	19,727	144,115	47,149
	117,571	72,022	348,097	195,883

Teekay Offshore(2)(3)	—	255,781	—	796,711

Eliminations and other	(260)	(22,545)	(8,867)	(71,266)
	416,562	500,781	1,216,226	1,558,209

(1)	The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09 (see Note 2).

(2)
Certain vessels are chartered between the Daughter Entities and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three and nine months ended September 30, 2018 and 2017 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Teekay LNG - Liquefied Gas Carriers	—	9,296	9,418	26,851
Teekay Offshore	—	9,211	—	33,429
	—	18,507	9,418	60,280
(3) On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 4).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the Company’s income (loss) from vessel operations by segment for the three and nine months ended September 30, 2018 and 2017:

	Income (loss) from Vessel Operations(1)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	51,581	44,902	105,571	128,281
Conventional Tankers	(4,583)	(34,580)	(22,926)	(42,010)
	46,998	10,322	82,645	86,271

Teekay Tankers
Conventional Tankers	(2,166)	(13,734)	(24,002)	(1,406)

Teekay Parent
Offshore Production	12,905	(223,957)	25,328	(262,986)
Conventional Tankers	—	(3,077)	—	(8,524)
Other	(2,655)	216	(8,463)	(20,370)
	10,250	(226,818)	16,865	(291,880)

Teekay Offshore(2)	—	40,384	—	147,060

	55,082	(189,846)	75,508	(59,955)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 4).
Commencing on September 25, 2017, the Company accounts for its investment in Teekay Offshore using the equity method, and recognized equity losses of $2.7 million and $11.4 million in respect of Teekay Offshore for the three and nine months ended September 30, 2018, respectively, and an equity loss of $3.1 million for the three and nine months ended September 30, 2017.

A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	September 30, 2018	December 31, 2017
	$	$
Teekay LNG - Liquefied Gas Carriers	5,081,219	4,624,321
Teekay LNG - Conventional Tankers	67,244	112,844
Teekay Tankers - Conventional Tankers	2,074,833	2,125,909
Teekay Parent - Offshore Production	335,948	366,229
Teekay Parent - Conventional Tankers	13,056	13,620
Teekay Parent - Other	35,592	26,527
Teekay Offshore	259,839	280,774
Cash and cash equivalents	385,352	445,452
Other assets not allocated	103,821	118,493
Eliminations	(17,117)	(21,732)
Consolidated total assets	8,339,787	8,092,437

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

6. Vessel Charters
The minimum estimated charter hire and rental payments for the remainder of the year and the following four fiscal years, as at September 30, 2018, for the Company’s chartered-in vessels were as follows:

Vessel Charters(1)	Remainder of 2018	2019	2020	2021	2022
	(in millions of U.S. Dollars)
Charters-in – operating leases	18.1	68.5	59.2	52.7	9.1
Charters-in – operating leases(2)	6.0	23.7	16.1	—	—
Charters-in – related to capital leases(3)	54.4	119.5	118.7	117.8	117.0
Charters-in – related to capital leases(4)	9.6	38.0	38.1	37.9	37.9
	88.1	249.7	232.1	208.4	164.0

(1)
Teekay LNG owns a 69% ownership interest in the Teekay Tangguh Joint Venture, which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. This table does not include Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2017. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of Teekay LNG relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at September 30, 2018 was $6.7 million (December 31, 2017 – $7.1 million) and is included as part of other long-term liabilities in Teekay LNG’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third party plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(2)
As at September 30, 2018, Teekay LNG is chartering in a vessel at a fixed-rate from its 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) for a period of two years until September 2020. Teekay LNG recognizes the expense from this charter on a straight-line basis over the firm period of the charter and this expense is presented as time-charter hire expense in the Company's consolidated statements of loss.

(3)
As at September 30, 2018, Teekay LNG was a party, as lessee, to capital leases on one Suezmax tanker, the Toledo Spirit. Under this capital lease, the owner has the option to require Teekay LNG to purchase the vessel. The charterer and owner, also had the option to cancel the charter contract and the cancellation option was first exercisable in August 2018. In May 2018, the charterer of the Toledo Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and the receipt of certain third-party approvals. The amounts in the table above assume the owner will not exercise its option to require Teekay LNG to purchase the vessel from the owner, but rather assume the owner will cancel the charter contracts when the owner sells the vessel to a third party, upon which the remaining lease obligation will be extinguished. Therefore, the table above does not include any amounts after the expected cancellation date of the lease, which is expected to be early-2019.

Teekay LNG is also a party to capital leases on eight LNG carriers, the Creole Spirit, the Oak Spirit, the Torben Spirit, the Macoma, the Murex, the Magdala, the Myrina and the Megara. Upon delivery of these eight LNG carriers between February 2016 and July 2018, Teekay LNG sold these respective vessels to third parties (or the Lessors) and leased them back under 10-year bareboat charter contracts ending in 2026 through to 2028. The bareboat charter contracts are accounted for as obligations related to capital leases and have fixed-price purchase obligations at the end of the lease terms.

Teekay LNG understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay LNG operates the vessels during the lease term and as a result, is considered to be, under GAAP, each Lessor's primary beneficiary; therefore, Teekay LNG consolidates the Lessors for financial reporting purposes as VIEs.

The liabilities of the Lessors are loans and are non-recourse to Teekay LNG. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by Teekay LNG's subsidiaries under the sale-leaseback transaction. As a result, the amounts due by Teekay LNG's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans.

The obligations of Teekay LNG under the bareboat charter contracts are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at September 30, 2018, Teekay LNG was in compliance with all covenants in respect of the obligations related to capital leases.

(4)
In September 2018, Teekay Tankers completed a $156.6 million sale-leaseback financing transaction with a financial institution relating to six of its Aframax tankers, the Blackcomb Spirit, Emerald Spirit, Garibaldi Spirit, Peak Spirit, Tarbet Spirit and Whistler Spirit. In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of its Suezmax tankers, the Athens Spirit, the Beijing Spirit, the Moscow Spirit and the Sydney Spirit. Under these arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institution (or collectively, the Lessors), and leased the vessels back from the Lessors on bareboat charters ranging from nine- to 12-year terms. Teekay Tankers has the option to purchase each of the four Suezmax vessels at any point between July 2020 and July 2029. Teekay Tankers also has the option to purchase each of the six Aframax vessels at any point between September 2020 and the end of its respective term and is obligated to purchase the vessels on maturity of the bareboat charters.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease term, and as a result, is considered to be the Lessors' primary beneficiary and therefore it consolidates the Lessors for financial reporting purposes. The liabilities of the Lessors are loans that are non-recourse to Teekay Tankers. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under these lease-back transactions. As a result, the amounts due by Teekay Tankers' subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans. The bareboat charters also require that Teekay Tankers maintain minimum levels of cash and aggregate liquidity. Teekay Tankers is required for each of the four Suezmax tankers to maintain a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. Teekay Tankers is required for each of the six Aframax tankers to maintain a hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at September 30, 2018, Teekay Tankers was in compliance with all covenants in respect of the obligations related to capital leases.
7. Write-down and Loss on Sales of Vessels
The Company's write-downs and sales of vessels generally consist of those vessels approaching the end of their useful lives as well as other vessels it strategically sells to reduce exposure to a certain vessel class.

The following tables show the write-downs and loss on sales of vessels for the three and nine months ended September 30, 2018 and 2017:

			Write-Down and Loss on Sales of Vessels
			Three Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2018 $	2017 $
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	(1)	—	(25,500)
Teekay LNG Segment - Conventional Tankers	Suezmax	(2)	(2,201)	(12,500)
Teekay Tankers Segment - Conventional Tankers	2 Aframaxes	Sep-2017 and Nov-2017	—	(7,926)
Teekay Parent Segment - Offshore Segment	2 FPSOs	(3)	—	(205,659)
Total			(2,201)	(251,585)

			Write-Down and Loss on Sales of Vessels
			Nine Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2018 $	2017 $
Teekay LNG Segment - Conventional Tankers	Handymax	(4)	(13,000)	—
Teekay LNG Segment - Liquefied Gas Carriers	4 Multi-gas Carriers	(5)	(33,000)	—
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	(2)	(7,863)	(25,100)
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	(1)	—	(25,500)
Teekay Tankers Segment - Conventional Tankers	3 Aframaxes	Jun-2017, Sep-2017 and Nov-2017	—	(10,669)
Teekay Tankers Segment - Conventional Tankers	Suezmax	Mar-2017	—	(1,469)
Teekay Parent Segment - Offshore Segment	2 FPSOs	(3)	—	(205,659)
Teekay Offshore Segment	FSO	(6)	—	(1,500)
Other			170	(357)
Total			(53,693)	(270,254)

(1)
Under Teekay LNG's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified Teekay LNG that it was marketing the Teide Spirit for sale and, upon sale of the vessel, it would concurrently terminate its existing charter contract with Teekay LNG. The charterer’s cancellation option for the Toledo Spirit was first exercisable in August 2018. On May 20, 2018, the charterer of the Toledo Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract subject to certain conditions being met and the receipt of certain third-party approvals. As at September 30, 2018, the charterer was marketing the vessel for sale. Teekay LNG wrote-down the Teide Spirit and Toledo Spirit to their estimated fair values based on their expected future discounted cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

(2)
In June and August 2017, the charterer for the European Spirit and African Spirit Suezmax tankers gave formal notices to Teekay LNG that it will not exercise its one-year extension option under the charter contracts and redelivered the tankers in August 2017 and November 2017, respectively. Upon receiving these notifications, Teekay LNG commenced marketing the vessels for sale. Teekay LNG sold the African Spirit during October 2018 and reached an agreement to sell the European Spirit in November 2018. Based on second-hand market comparable values at the time, Teekay LNG wrote-down the vessels to their estimated resale values. Teekay LNG recorded further aggregate write-downs on these two conventional tankers in the three and nine months ended September 30, 2018. Both vessels were classified as held for sale in the consolidated balance sheets as at September 30, 2018 and December 31, 2017 (see Note 19(a)).

(3)
In September 2017, the estimated future cash flows and carrying value of the asset groups for the Petrojarl Foinaven FPSO unit and Petrojarl Banff FPSO unit, each owned by Teekay Parent, changed upon the deconsolidation of Teekay Offshore. This change in asset groups and a re-evaluation of the estimated future net cash flows of the units resulted in impairment charges for the Petrojarl Foinaven FPSO and Petrojarl Banff FPSO for the three and nine months ended September 30, 2017.

(4)
In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Company's expectations of the vessel's future opportunities once its current charter contract ends in 2019.

(5)
In June 2018, the carrying value for four of Teekay LNG's seven wholly-owned multi-gas carriers, the Napa Spirit, Pan Spirit, Cathinka Spirit and Camilla Spirit, were written down to their estimated fair value, taking into consideration vessel appraised values, as a result of Teekay LNG's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels at that time.

(6)	During the nine months ended September 30, 2017, the carrying value of the Falcon Spirit FSO was written down as a result of a decrease in the estimated residual value of the unit.
8. Long-Term Debt

	September 30, 2018	December 31, 2017
	$	$
Revolving Credit Facilities	660,763	877,343
Senior Notes (8.5%) due January 15, 2020	540,082	592,657
Convertible Senior Notes (5%) due January 15, 2023	125,000	—
Norwegian Kroner-denominated Bonds due through August 2023	374,040	377,856
U.S. Dollar-denominated Term Loans due through 2031	1,489,245	1,358,798
Euro-denominated Term Loans due through 2024	205,923	232,957
Other U.S. Dollar-denominated loan	3,300	10,000
Total principal	3,398,353	3,449,611
Less unamortized discount and debt issuance costs	(47,338)	(31,906)
Total debt	3,351,015	3,417,705
Less current portion	(259,104)	(800,897)
Long-term portion	3,091,911	2,616,808

As of September 30, 2018, the Company had seven revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.1 billion, of which $0.4 billion was undrawn. Interest payments are based on LIBOR plus margins; the margins ranged between 1.25% and 4.0% at September 30, 2018 and 0.45% and 4.0% at December 31, 2017. Giving effect to the Teekay LNG revolver refinancing completed in November 2018 (see Note 19), the aggregate amount available under the Revolvers is scheduled to decrease by $250.2 million (remainder of 2018), $41.6 million (2019), $232.6 million (2020), $336.3 million (2021) and $204.3 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 44 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 38.2 million common units in Teekay Offshore, 25.2 million common units in Teekay LNG, and 16.8 million Class A common shares in Teekay Tankers, which secure a $200 million credit facility.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company's Original Notes (collectively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year. During the first nine months of 2018, the Company repurchased $52.6 million in aggregate principal amount of the 8.5% Notes.

The 8.5% Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million of aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by Teekay Parent beyond the current quarterly dividend of $0.055 per share of common stock. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.

Teekay LNG has a total of Norwegian Kroner (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market at September 30, 2018 that mature through August 2023. As of September 30, 2018, the total carrying amount of the senior unsecured bonds was $374.0 million. The bonds are listed or will be listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Company entered into cross-currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89%, and the transfer of the principal amount fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 15).

As of September 30, 2018, the Company had 11 U.S. Dollar-denominated term loans outstanding, which totaled $1.5 billion in aggregate principal amount (December 31, 2017 – $1.4 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which one of the term loans has an additional tranche based on a fixed rate of 5.37%. At September 30, 2018 and December 31, 2017, the margins ranged between 0.30% and 3.25%. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and nine of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 26 (December 31, 2017 – 22) of the Company’s vessels, together with certain other security. In addition, at September 30, 2018 and December 31, 2017, all of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at September 30, 2018, totaled 177.4 million Euros ($205.9 million) (December 31, 2017 – 194.1 million Euros ($233.0 million)). Teekay LNG is servicing the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2018 and December 31, 2017, the margins ranged between 0.60% and 1.95%, and 0.60% and 2.25%, respectively. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross-currency swaps, the Company recognized foreign exchange gains (losses) of $3.6 million (2017 – $(2.6) million) and $16.1 million (2017 – $(22.9) million) during the three and nine months ended September 30, 2018.

The weighted-average interest rate on the Company’s aggregate long-term debt as at September 30, 2018 was 5.0% (December 31, 2017 – 4.3%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Teekay has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. As at September 30, 2018, the aggregate outstanding balance on such credit facilities was $219.2 million.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2018, after giving effect to the Teekay LNG debt facility refinancing and the Teekay Tankers sale-leaseback financing transaction completed in November 2018 (see Note 19), are $85.3 million (remainder of 2018), $239.2 million (2019), $1,251.1 million (2020), $836.7 million (2021), $188.3 million (2022) and $797.7 million (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and seven loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2018, these ratios ranged from 122% to 190% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available, or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company's compliance with these ratios.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

One of Teekay Tankers’ revolvers is guaranteed by Teekay Parent and contains covenants that require Teekay Parent to maintain the greater of free liquidity (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay Parent. Two of Teekay Tankers’ term loans require Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million for one of the term loans and $50.0 million for the other and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% for one of the term loans and 5.0% for the other, of their total debt. In addition, certain loan agreements require Teekay Tankers to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt. Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage.

As at September 30, 2018, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
9. Capital Stock
The authorized capital stock of Teekay at September 30, 2018 and December 31, 2017 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2018, Teekay had no shares of preferred stock issued.

During the nine months ended September 30, 2018, Teekay completed a public offering of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million, issued 1.1 million shares of common stock as part of a continuous offering program, generating net proceeds of $10.7 million, and issued 0.2 million shares of common stock pursuant to stock options, restricted stock units and restricted stock awards.

During the nine months ended September 30, 2018 and 2017, the Company granted 1,048,916 and 732,314 stock options with exercise prices of $8.67 and $10.18 per share, respectively, 625,878 and 344,319 restricted stock units with fair values of $5.4 million and $3.5 million, respectively, and 79,869 and 89,387 shares of restricted stock awards with fair values of $0.7 million and $0.9 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and restricted stock award is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Upon vesting, the value of the restricted stock units and restricted stock awards are paid to each grantee in the form of shares.

The weighted-average grant-date fair value of stock options granted during March 2018 was $4.21 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 64.8%; expected life of 5.5 years; dividend yield of 2.5%; risk-free interest rate of 2.6%; and estimated forfeiture rate of 7.4%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

Share-based Compensation of Subsidiaries and Equity-Accounted Investments

During the nine months ended September 30, 2018 and 2017, 293,770 and 56,950 common units of Teekay Offshore, respectively, 17,498 and 17,345 common units of Teekay LNG, respectively, and 168,029 and nil shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $1.3 million and $0.6 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2018 and 2017.

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay Offshore's and Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During the nine months ended September 30, 2018 and 2017, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 1,424,058 and 321,318 common units of Teekay Offshore, 62,283 and 60,809 common units of Teekay LNG and 762,640 and 382,437 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $5.8 million and $3.5 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

During March 2018, Teekay Tankers granted 736,327 and 504,097 stock options with an exercise price of $1.22 per share to officers and non-management directors of Teekay Tankers, respectively. During March 2017, Teekay Tankers granted 486,329 and 396,412 stock options with an exercise price of $2.23 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option has a ten-year term and vests equally over three years from the grant date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

10. Commitments and Contingencies

a)	Vessels Under Construction

As at September 30, 2018, Teekay LNG was committed to the construction of two LNG carriers for a total cost of approximately $422 million, including capitalized interest and other miscellaneous construction costs. The two LNG carriers are scheduled for delivery in 2019. As at September 30, 2018, payments made towards these commitments totaled $172.2 million. As at September 30, 2018, the remaining payments required to be made under these newbuilding and conversion capital commitments were $2.3 million (remainder of 2018) and $247.7 million (2019). Teekay LNG has secured $119 million of undrawn financing related to the remaining commitments for one of the two LNG carrier newbuildings and is in the process of securing financing for its one unfinanced LNG carrier newbuilding prior to its delivery.

b)	Equity-Accounted Investments

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs of its equity-accounted joint ventures as at September 30, 2018 is as follows:

	Total	2018	2019
	$	$	$
Equity-accounted joint ventures (i)	578,811	53,102	525,709

(i)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity-accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of September 30, 2018. These commitments are described in more detail in Note 16 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. As of September 30, 2018, based on Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity-accounted joint ventures have secured $519 million of financing related to the remaining commitments included in the table above.

c)	Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net loss of $51.4 million and consolidated cash flows from operating activities of $84.4 million during the nine months ended September 30, 2018, and as at September 30, 2018, had a working capital surplus of $106.6 million. The Company has scheduled debt maturities in the next 12 months and repayments of approximately $259.1 million of outstanding consolidated debt which was classified as current liabilities as at September 30, 2018. In addition to these obligations, the Company also anticipates that Teekay LNG will be required to make payments related to commitments to fund vessels under construction.

During the fourth quarter of 2018, Teekay LNG refinanced and upsized its $190 million revolving credit facility with a new two-year $225 million revolving credit facility and Teekay Tankers entered into a new sale-leaseback transaction and completed a new working capital loan facility (see Note 19). Teekay LNG's refinanced revolving facility and Teekay Tankers' new sale-leaseback transaction have been taken into account in determining the current portion of long-term debt.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, including the effect of the financing transactions completed in the fourth quarter of 2018 described above, and the liquidity the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

d)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

e) Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
11. Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash	Level 1	458,463	458,463	552,174	552,174
Derivative instruments (note 14)
Interest rate swap agreements – assets(1)	Level 2	16,852	16,852	6,081	6,081
Interest rate swap agreements – liabilities(1)	Level 2	(34,459)	(34,459)	(78,560)	(78,560)
Cross-currency interest swap agreements – assets(1)	Level 2	9,682	9,682	3,758	3,758
Cross-currency interest swap agreements – liabilities(1)	Level 2	(10,185)	(10,185)	(54,217)	(54,217)
Foreign currency contracts	Level 2	—	—	81	81
Stock purchase warrants	Level 3	32,228	32,228	30,749	30,749
Freight forward agreements	Level 2	102	102	—	—
Non-recurring
Vessels held for sale (note 7)	Level 2	28,482	28,482	16,671	16,671
Other
Loans to equity-accounted investees – Current	(2)	82,376	(2)	107,486	(2)
Advances to equity-accounted investees and joint venture partners – Long-term	(2)	162,154	(2)	146,420	(2)
Long-term receivable included in accounts receivable and other non-current assets(3)	Level 3	693	689	3,476	3,459
Long-term debt – public (note 8)	Level 1	(908,479)	(934,047)	(963,563)	(979,773)
Long-term debt – non-public (note 8)	Level 2	(2,442,536)	(2,407,526)	(2,454,142)	(2,421,273)
Obligations related to capital leases, including current portion	Level 2	(1,609,698)	(1,554,773)	(1,160,457)	(1,148,989)

(1)
The fair value of the Company's interest rate swap and cross-currency swap agreements at September 30, 2018 includes $2.0 million (December 31, 2017 - $5.7 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at September 30, 2018, the estimated fair value of the non-interest-bearing receivable from Royal Dutch Shell plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of September 30, 2018 was $0.7 million (December 31, 2017 – $3.5 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest-bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held by the Company, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Stock purchase warrants - As at June 30, 2018, Teekay held 14.5 million common unit warrants issued by Teekay Offshore (or Brookfield Transaction Warrants) (see Note 3 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017), which warrants are among those issued by Teekay Offshore to Brookfield and Teekay as part of the Brookfield Transaction. In July 2018, Brookfield transferred to Teekay an additional 1.0 million Brookfield Transaction Warrants upon Brookfield’s exercise of its option to acquire an additional 2% of ownership interests in Teekay Offshore's general partner from Teekay. The Brookfield Transaction Warrants allow the holders to acquire one common unit of Teekay Offshore for each Brookfield Transaction Warrant for an exercise price of $0.01 per common unit, which warrants become exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024. The fair value of the Brookfield Transaction Warrants was $31.0 million and $29.4 million on September 30, 2018 and December 31, 2017, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As of September 30, 2018, in addition to the Brookfield Transaction Warrants, Teekay held a total of 1,755,000 warrants to purchase common units of Teekay Offshore that were issued in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants) with an exercise price of $4.55, which have a seven-year term. The Series D Warrants will be net settled in either cash or common units at Teekay Offshore’s option. The fair value of the Series D Warrants was $1.2 million and $1.3 million on September 30, 2018 and December 31, 2017, respectively.

The estimated fair values of the Brookfield Transaction Warrants and the Series D Warrants were determined using a Black-Scholes pricing model and are based, in part, on the historical price of common units of Teekay Offshore, the risk-free rate, vesting conditions and the historical volatility of Teekay Offshore. The estimated fair values of these Brookfield Transaction Warrants and Series D Warrants as of September 30, 2018 were based on the historical volatility of Teekay Offshore's common units of 58.8% and 58.9%, respectively. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

During January 2014, the Company received from Tanker Investments Limited (or TIL) stock purchase warrants entitling it to purchase up to 1.5 million shares of common stock of TIL. In May 2017, Teekay Tankers entered into a merger agreement with TIL, and in November 2017, on completion of the merger, TIL became a wholly-owned subsidiary of Teekay Tankers. This transaction and its effects are described in more detail in Note 4a of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. Under the terms of the merger agreement, warrants to purchase or acquire shares of common stock of TIL that had not been exercised as of the effective time of the merger, were canceled. As a result, no value is recorded for this warrant in the Company's balance sheet at September 30, 2018.

Changes in fair value during the three and nine months ended September 30, 2018 and 2017 for the Company’s Brookfield Transaction Warrants, Series D Warrants and the TIL stock purchase warrants, as applicable, which are described above and were measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Fair value at the beginning of the period	35,271	—	30,749	575
Fair value on acquisition/issuance	2,330	36,596	2,330	36,596
Unrealized loss included in earnings	(5,373)	(4,461)	(851)	(5,036)
Fair value at the end of the period	32,228	32,135	32,228	32,135

b)	Financing Receivables

The following table contains a summary of the Company’s carrying value of financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2018	December 31, 2017
			$	$
Direct financing leases	Payment activity	Performing	577,696	495,990
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	244,530	253,906
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	14,043	12,175
			836,269	762,071

12. Restructuring Charges
During the three and nine months ended September 30, 2018, the Company recorded restructuring charges of $0.8 million and $4.1 million, respectively. The restructuring charges primarily related to severance costs resulting from reorganization and realignment of resources of certain of the Company's business development, marine solutions and fleet operations functions to better respond to the changing business environment.

During the three and nine months ended September 30, 2017, the Company recorded restructuring charges of $2.9 million and $5.1 million, respectively. The restructuring charges primarily related to: severance costs resulting from the termination of the charter contract for the Arendal Spirit UMS in Teekay Offshore and the resulting decommissioning of the unit; reorganization and realignment of resources of certain of the Company's strategic development functions to better respond to the changing business environment; and reorganization of the Company's FPSO business to create better alignment with the Company's offshore operations.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

At September 30, 2018 and December 31, 2017, $0.8 million and $1.3 million, respectively, of restructuring liabilities were recorded in accrued liabilities and other on the consolidated balance sheets.
13. Write-down of Equity Investment
On May 31, 2017, Teekay Tankers entered into a merger agreement (or the Merger Agreement) to acquire the remaining 27.0 million issued and outstanding common shares of Tanker Investments Ltd. (or TIL), by way of a share-for-share exchange of 3.3 shares of Teekay Tankers Class A common stock for each outstanding share of TIL common stock. Teekay Tankers and Teekay then owned approximately 3.4 million and 2.5 million common shares, or 11.3% and 8.2% of TIL, respectively. As the Company then accounted for its investment in TIL under the equity method, the Company was required to remeasure its previously held equity investment to fair value at the acquisition date. Based on the then pending transaction, the Company recognized an other than temporary impairment and remeasured its investment in TIL to fair value during the second quarter of 2017 based on the TIL share price at June 30, 2017, resulting in a write-down of $48.6 million presented in equity income (loss) on the unaudited consolidated statements of loss for the nine months ended September 30, 2017. This transaction and its impact is described in more detail in Note 4a of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017.
14. Accumulated Other Comprehensive Income (Loss)
As at September 30, 2018 and December 31, 2017, the Company’s accumulated other comprehensive income (loss) (or AOCI) consisted of the following components:

	September 30,	December 31,
	2018	2017
	$	$
Unrealized gain on qualifying cash flow hedging instruments	6,007	1,409
Pension adjustments, net of tax recoveries	(2,426)	(10,697)
Foreign exchange gain on currency translation	4,138	3,293
	7,719	(5,995)
15. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at September 30, 2018, the Company was not committed to any foreign currency forward contracts.

The Company enters into cross-currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2020, 2021 and 2023. In addition, the cross-currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2020, 2021 and 2023. The Company has not designated, for accounting purposes, these cross-currency swaps as cash flow hedges of its NOK-denominated bonds due in 2020, 2021 and 2023. As at September 30, 2018, the Company was committed to the following cross-currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(10,185)	1.6
1,200,000	146,500	NIBOR	6.00%	7.72%	7,393	3.1
850,000	102,000	NIBOR	4.60%	7.89%	2,289	4.9
					(503)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at September 30, 2018, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	1,186,349	(6,189)	3.9	2.9
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	89,873	(11,418)	4.9	3.8
			(17,607)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of September 30, 2018, ranged from 0.3% to 4.0%.

(2)
Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. Two interest rate swaps are subject to mandatory early termination in 2020 and 2021, at which time the swaps will be settled based on their fair value.

Stock Purchase Warrants

As at September 30, 2018, Teekay held 15.5 million Brookfield Transaction Warrants (see Notes 4 and 11) with a fair value of $31.0 million on September 30, 2018.

As of September 30, 2018, Teekay held 1,755,000 Series D Warrants of Teekay Offshore (see Notes 4 and 11) with a fair value of $1.2 million on September 30, 2018.
Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at September 30, 2018
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	806	6,741	3	—	—
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	3,149	5,632	(1,422)	(9,096)	(23,420)
Cross-currency swap agreements	—	12,322	(588)	(3,940)	(8,297)
Stock purchase warrants	—	32,228	—	—	—
Forward freight agreements	102	—	—	—	—
	4,057	56,923	(2,007)	(13,036)	(31,717)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at December 31, 2017
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	1,037	(18)	(751)	(7)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	96	—	—	(15)	—
Interest rate swap agreements	1,124	4,319	(4,836)	(35,134)	(38,213)
Cross-currency swap agreements	—	5,042	(810)	(44,523)	(10,168)
Stock purchase warrants	—	30,749	—	—	—
	1,220	41,147	(5,664)	(80,423)	(48,388)

As at September 30, 2018, the Company had multiple interest rate swaps and cross-currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at September 30, 2018, these derivatives had an aggregate fair value asset amount of $26.2 million and an aggregate fair value liability amount of $31.0 million.

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Three Months Ended September 30, 2018
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
1,437	37	—	Interest expense

Three Months Ended September 30, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(115)	(424)	(7)	Interest expense

Nine Months Ended September 30, 2018
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
6,527	(211)	740	Interest expense

Nine Months Ended September 30, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(1,677)	(1,186)	(762)	Interest expense

(1) Recognized in accumulated other comprehensive income (loss) (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the unaudited consolidated statements of loss. The effect of the (losses) and gains on derivatives not designated as hedging instruments in the unaudited consolidated statements of loss is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Realized losses relating to:
Interest rate swap agreements	(2,704)	(15,729)	(11,544)	(48,199)
Interest rate swap agreement terminations	(13,681)	—	(13,681)	(610)
Foreign currency forward contracts	—	1,609	—	638
Time charter swap agreement	—	—	—	1,106
Forward freight agreements	(119)	234	(137)	347
	(16,504)	(13,886)	(25,362)	(46,718)
Unrealized gains relating to:
Interest rate swap agreements	19,718	11,575	44,169	5,181
Foreign currency forward contracts	—	735	—	4,383
Stock purchase warrants	(5,373)	(4,461)	(851)	(5,036)
Time charter swap agreement	—	—	—	(875)
Forward freight agreements	(9)	(91)	25	(108)
	14,336	7,758	43,343	3,545
Total realized and unrealized (losses) gains on derivative instruments	(2,168)	(6,128)	17,981	(43,173)

Realized and unrealized gains and losses of the cross-currency swaps are recognized in earnings and reported in foreign exchange gain (loss) in the consolidated statements of loss. The effect of the gains and losses on cross-currency swaps on the consolidated statements of loss is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Realized losses on maturity and termination of cross-currency swaps	(42,271)	—	(42,271)	(25,733)
Realized losses	(1,744)	(4,234)	(4,926)	(16,369)
Unrealized gains	43,966	41,653	49,734	91,749
Total realized and unrealized (losses) gains on cross-currency swaps	(49)	37,419	2,537	49,647

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross-currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
16. Income Tax Expense
The components of the provision for income tax expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Current	(4,122)	(3,410)	(15,343)	(9,355)
Deferred	(212)	(1,811)	(1,854)	(2,412)
Income tax expense	(4,334)	(5,221)	(17,197)	(11,767)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following reflects the changes in the Company’s potential tax on freight income, recorded in other long-term liabilities, from January 1, 2018 to September 30, 2018:

$
Balance of unrecognized tax benefits as at January 1, 2018	31,061
Increase for positions related to the current period	2,908
Changes for positions taken in prior periods	2,161
Decrease related to statute of limitations	(405)
Balance of unrecognized tax benefits as at September 30, 2018	35,725

The majority of the net increase for positions for the nine months ended September 30, 2018 relates to potential tax on freight income.

The Company does not presently anticipate such unrecognized tax benefits will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.
17. Net Loss Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Net loss attributable to the shareholders of Teekay Corporation - basic and diluted	(12,005)	(12,582)	(60,884)	(137,990)
Weighted average number of common shares	100,435,045	86,261,330	99,412,381	86,232,315
Common stock and common stock equivalents	100,435,045	86,261,330	99,412,381	86,232,315
Loss per common share - basic and diluted	(0.12)	(0.15)	(0.61)	(1.60)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and nine months ended September 30, 2018, options to acquire 3.9 million shares of Teekay Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three and nine months ended September 30, 2017 - 3.9 million). In periods where a loss attributable to shareholders of Teekay has been incurred, all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.
18. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	September 30, 2018	December 31, 2017	September 30, 2017	December 31, 2016
	$	$	$	$
Cash and cash equivalents	385,352	445,452	453,283	567,994
Restricted cash – current	38,231	38,179	27,848	107,672
Restricted cash – non-current	34,880	68,543	74,301	129,576
	458,463	552,174	555,432	805,242

The Company maintains restricted cash deposits relating to certain term loans, leasing arrangements, and project tenders.

19. Subsequent Events

a)
In October 2018, Teekay LNG sold the African Spirit Suezmax tanker for net proceeds of $12.8 million. In November 2018, Teekay LNG reached an agreement to sell the European Spirit Suezmax tanker for net proceeds of $15.7 million. Teekay LNG expects to deliver the vessel to the buyer in late-2018.

b)
In November 2018, Teekay LNG refinanced its $190 million revolving credit facility, which was scheduled to mature in November 2018, with a new $225 million revolving credit facility maturing in November 2020.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

c)
In November 2018, Teekay Tankers completed an $84.7 million sale-leaseback financing transaction relating to four of its vessels including two Aframax tankers, one Suezmax tanker and one LR2 product tanker. Each vessel is leased on a bareboat charter with terms ranging from 10 to 12 years, with fixed daily rates on the charters ranging between $5,000 to $7,000, with purchase options for all four vessels throughout the lease term beginning in October 2021. Teekay Tankers also has the option to purchase each vessel upon maturity of the bareboat charters. Proceeds from the sale-leaseback transaction were used to refinance one of Teekay Tankers' corporate revolving credit facilities, which had an outstanding balance of $47.6 million as at September 30, 2018 and which was scheduled to mature in November 2018, and to prepay a portion of one of Teekay Tankers' debt facilities.

d)
In November 2018, Teekay Tankers entered into a working capital loan facility agreement which provides available aggregate borrowings of up to $40.0 million and which is expected to increase Teekay Tankers' liquidity by approximately $20.0 million.

e)
In July 2018, Teekay Parent agreed to sell its 43.5% ownership interest in Magnora ASA (formerly Sevan Marine ASA) for total consideration of approximately $27 million. This transaction was completed in November 2018.

f)
In October 2018, Teekay Offshore entered into a settlement agreement with Petróleo Brasileiro S.A. and Petroleo Netherlands B.V. - PNBV S.A. in relation to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit UMS. As part of the settlement agreement, Petrobras and Petroleo Netherlands B.V. - PNBV S.A. have agreed to pay a total amount of $96.0 million to Teekay Offshore, which includes $55.0 million that is payable unconditionally in November 2018, and amounts of $22.0 million payable in late-2020 and $19.0 million payable in late-2021, which are available to be reduced by 40% of any revenues paid prior to the end of 2021 by Petrobras and Petroleo Netherlands B.V. - PNBV S.A. under any new charter contracts entered into subsequent to October 25, 2018 relating specifically to the Arendal Spirit UMS and the Cidade de Rio das Ostras and Piranema Spirit FPSO units.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2017. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.
Overview
Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. We have 100% and 49% general partnership interests in two publicly-listed master limited partnerships, Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Offshore Partners L.P. (or Teekay Offshore), respectively. In addition, we have a controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we directly own three floating production storage and offloading (or FPSO) units. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
In addition to the factors listed below, there are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017.

•
On September 25, 2017, Teekay deconsolidated Teekay Offshore (please read "Item 1 - Financial Statements: Note 4 – Deconsolidation of Teekay Offshore and Note 5 – Segment Reporting"). Our consolidated results included in this report include those of Teekay Offshore until the date of its deconsolidation.

•
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09) (please read "Item 1 - Financial Statements: Note 2 – Recent Accounting Pronouncements"). Teekay has adopted ASU 2014-09 as a cumulative-effect adjustment as of January 1, 2018, and as a result, comparative 2017 periods do not reflect the effect of this new standard. The following differences had a material effect on revenues reported in the three and nine months ended September 30, 2018:

•
Teekay Tankers previously presented the net allocation for its vessels participating in revenue sharing arrangements (or RSAs) as revenues. Teekay Tankers is the principal in voyages its vessels perform that are included in the RSAs. As such, under ASU 201-09, the revenue from those voyages is presented in voyage revenues and the difference between this amount and Teekay Tankers' net allocation from the RSA is presented as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the three and nine months ended September 30, 2018, by $73.6 million and $202.4 million, respectively.

•
Teekay manages vessels owned by its equity-accounted investments and third parties. Upon the adoption of ASU 2014-09, costs incurred by Teekay for its seafarers are presented as vessel operating expenses and the reimbursement of such expenses are presented as revenue, instead of such amounts being presented on a net basis. In the Teekay Parent - Other and Corporate G&A segment, this had the effect of increasing both revenues and vessel operating expenses for the three and nine months ended September 30, 2018 by $20.2 million and $61.3 million, respectively.

•
Teekay at times enters into charter contracts that have annual performance measures that may result in Teekay receiving additional consideration each year based on the annual performance measure result for such year. Teekay previously recognized such consideration upon completion of the annual performance period. Upon adoption of ASU 2014-09, the portion of such consideration allocable to the non-lease element of charter contracts is included in the determination of the contract consideration and recognized over the annual performance period. In the Teekay Parent - Offshore Production segment, this had the effect of increasing revenue for the three and nine months ended September 30, 2018 by approximately $1.9 million and $5.7 million, respectively.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in two publicly-traded subsidiaries, Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent, and (c) our equity-accounted investee, Teekay Offshore (together with the Controlled Daughter Entities, the Daughter Entities). For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2017.

The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay LNG and Teekay Tankers, (b) Teekay Parent, and (c) the results of Teekay Offshore, which we consolidated until its deconsolidation on September 25, 2017. Within the first two of these three groups, we have further subdivided the results into their respective lines of business. The following table (a) presents revenues and income from vessel operations for each of the Controlled Daughter Entities, for Teekay Parent, and for Teekay Offshore, which we consolidated until its deconsolidation on September 25, 2017, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 - Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (Loss) from Vessel Operations
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017	2018	2017	2018	2017
Teekay LNG	123,336	104,285	360,957	306,369	46,998	10,322	82,645	86,271
Teekay Tankers	175,915	91,238	516,039	330,512	(2,166)	(13,734)	(24,002)	(1,406)
Teekay Parent	117,571	72,022	348,097	195,883	10,250	(226,818)	16,865	(291,880)
Teekay Offshore (1)	—	255,781	—	796,711	—	40,384	—	147,060
Elimination of intercompany (2)	(260)	(22,545)	(8,867)	(71,266)	—	—	—	—
Teekay Corporation Consolidated	416,562	500,781	1,216,226	1,558,209	55,082	(189,846)	75,508	(59,955)

(1)
On September 25, 2017, Teekay deconsolidated Teekay Offshore (see “Item 1 - Financial Statements: Note 4 – Deconsolidation of Teekay Offshore” for additional information). The revenues and income from vessel operations amounts above are those of Teekay Offshore during the period that it was consolidated.

(2)
During the nine months ended September 30, 2018, Teekay Parent chartered-in two liquefied natural gas (or LNG) carriers from Teekay LNG. During the three and nine months ended September 30, 2017, Teekay Parent chartered in three FSO units and two shuttle tankers from Teekay Offshore, and two LNG carriers from Teekay LNG.

Summary
Teekay's consolidated income from vessel operations increased to $75.5 million for the nine months ended September 30, 2018 compared to a loss of $60.0 million for the same period last year. The primary reasons for this net increase in our consolidated results are as follows:

•
in Teekay Parent, higher results due to the write-downs in 2017 of the Petrojarl Foinaven and Petrojarl Banff FPSO units, higher results due to contract amendments related to the Petrojarl Banff FPSO and Hummingbird Spirit FPSO units that resulted in higher revenues in 2018, improved results on the Petrojarl Foinaven as a result of higher uptime and production in 2018 that resulted in higher revenues, the redelivery of two in-chartered LNG carriers to Teekay LNG in 2018 and the redelivery of our last two chartered-in conventional tankers to their owners in 2017;

partially offset by

•
in Teekay LNG, lower results from the redelivery to Teekay LNG of seven multi-gas carriers and two conventional tankers trading in the spot market in 2018, which were previously on bareboat charter contracts, and the Polar Spirit earning a lower time-charter rate upon redeployment; higher general and administrative expenses in 2018 and restructuring charges related to the sale of the Teide Spirit in February 2018; and the write-downs of three conventional vessels and four multi-gas carriers in 2018, net of the initial write-downs of four conventional vessels in 2017, partially offset by deliveries to Teekay LNG of the Torben Spirit, Macoma, Murex, Magdala, Myrina, Megara and Bahrain Spirit LNG carrier newbuildings between February 2017 and August 2018 and the commencements of their charter contracts;

•
in Teekay Tankers, a net decrease in results primarily due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates, and lower average TCE rates earned in the spot tanker market in the nine months ended September 30, 2018 compared to 2017, partially offset by losses on the sales of five vessels in 2017; and

•	the impact of the deconsolidation of Teekay Offshore on September 25, 2017;
Details of the changes to our results of operations for each of our segments for the three and nine months ended September 30, 2018 compared to the same periods in the prior year are provided in the following sections.

Teekay LNG
Recent Developments in Teekay LNG
Teekay LNG intends to amend its tax structure to elect to be treated as a corporation, instead of a partnership, for U.S. federal income tax purposes, subject to common unitholder approval. If approved, common and preferred unit investors will receive Form 1099s instead of Schedule K-1s commencing in taxation year 2019. The board of directors of Teekay LNG's general partner has called a special meeting of Teekay LNG's common unitholders to be held on December 18, 2018. A notice of the meeting and related proxy statement were filed with the U.S. Securities and Exchange Commission and mailed to common unitholders, which describe the business to be transacted at the special meeting, namely proposals which will allow Teekay LNG to elect to be treated as a corporation for U.S. federal income tax purposes and to amend its partnership agreement accordingly. The board of directors has unanimously determined that these proposals are in the best interests of Teekay LNG and its unitholders and recommends that the common unitholders vote in favor for each of the proposals, which are conditional on approval of each other. This proposed change to Teekay LNG's status for U.S. federal income tax purposes, if approved by common unitholders, should not result in Teekay LNG recognizing a gain or loss. While some investors may incur a tax gain on conversion, any gain recognized for U.S. tax purposes is expected to result in tax benefits that are expected to reduce the taxable portion of cash distributions paid by Teekay LNG in the future.

Four of Teekay LNG's carrier newbuildings, the Magdala, Myrina, Megara and the Bahrain Spirit floating storage unit (or FSU) delivered in February 2018, May 2018, July 2018, and August 2018, respectively. Upon delivery, the Magdala, Myrina and Megara were sold to third parties and leased back under 10-year bareboat charter contracts with purchase obligations for each respective vessel and concurrently commenced their six-, eight- and eight-year charter contracts with Shell Royal Dutch Plc (or Shell), respectively. The Bahrain Spirit FSU commenced its 21-year charter contract with Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture) in September 2018.

Teekay LNG currently has two wholly-owned LNG carrier newbuildings on order which are scheduled for delivery during early-2019. Teekay LNG has fixed-rate, time-charter contracts in place for both LNG carrier newbuildings and financing in place for one of the LNG carrier newbuildings. Teekay LNG expects to secure financing for its one unfinanced LNG carrier newbuilding prior to its delivery.

In October 2018, Teekay LNG sold the African Spirit Suezmax tanker for net proceeds of $12.8 million. In November 2018, Teekay LNG entered into an agreement to sell the European Spirit Suezmax tanker for net proceeds of $15.7 million and Teekay LNG expects to deliver the vessel to the buyer in late-2018.

In May 2018, CEPSA gave formal notification to Teekay LNG of its intention to terminate its charter contract for the Toledo Spirit subject to certain conditions being met and the receipt of certain third-party approvals.

In January and July 2018, Teekay LNG's joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture) took delivery of its second and third LNG carrier newbuildings, the Pan Americas and Pan Europe, respectively. Teekay LNG has ownership interests ranging from 20% to 30% in these vessels through the Pan Union Joint Venture. The vessels concurrently commenced their 20-year charter contracts with Shell upon delivery. The Pan Union Joint Venture currently has one remaining LNG carrier newbuilding, in which Teekay LNG has a 20% ownership interest, which is scheduled for delivery in early-2019. The Pan Union Joint Venture has secured financing in place for its remaining LNG carrier newbuilding.

In January 2018, Teekay LNG's 50/50 joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll. In September 2018, the Yamal LNG Joint Venture took delivery of its second ARC7 LNG carrier newbuilding, Rudolf Samoylovich, earlier than the scheduled November 2018 delivery date to service the project’s second LNG train. Upon delivery, the vessels commenced their 28-year charter contracts with Yamal Trade Pte. Ltd. The Yamal LNG Joint Venture currently has four remaining ARC7 LNG carrier newbuildings that are scheduled for delivery in 2019. The Yamal LNG Joint Venture has secured financing in place for its four remaining newbuildings.

In March, May and July 2018, Teekay LNG's 50/50 joint venture with Exmar NV (or the Exmar LPG Joint Venture) took delivery of its seventh, eighth and ninth liquefied petroleum gas (or LPG) carrier newbuildings in the past four years, the Kapellen, the Koksijde and the Wepion, respectively. The Kapellen and Koksijde are on short-term charter contracts and the Wepion is currently trading in the spot market.

In March 2018, upon its scheduled redelivery from Teekay Parent, Teekay LNG re-chartered the Polar Spirit LNG carrier to an Asian-based energy company for a period of approximately three months and then subsequently secured employment for the vessel beginning in July 2018 for nine months with a subsidiary of Petroliam Nasional Berhad (or Petronas). In addition, Teekay LNG secured a four-year charter contract for the Arctic Spirit LNG carrier, also with a subsidiary of Petronas, which commenced immediately upon its redelivery from Teekay Parent to Teekay LNG in May 2018. In May 2018, Teekay LNG agreed to a six-month charter extension of the Torben Spirit LNG carrier to December 2018 with a major energy company, which was further extended in November 2018 for an additional three years from the current six-month extension ending in December 2018. The charterer has options to extend the contract for up to an additional two years, exercisable by February 2019.

In February 2018, Compañía Española de Petróleos, S.A.U. (or CEPSA), the charterer, who is also the owner of Teekay LNG's vessel related to capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, Teekay LNG returned the vessel to CEPSA and the full amount of the associated obligation related to the capital lease was concurrently extinguished. In addition, Teekay LNG incurred associated seafarer severance payments in 2018 of approximately $1.8 million upon the sale of the vessel.

In January 2018, Teekay LNG sold its 50% ownership interest in its joint venture with Exmar NV (or the Excelsior Joint Venture) to a third party for gross proceeds of approximately $54 million. Teekay LNG recognized a gain on the sale of its ownership interest of $5.6 million, which was recorded in equity income for the nine months ended September 30, 2018.

Two of the six LNG carriers (or MALT LNG Carriers) in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed with YLNG to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which are currently anticipated to occur in early-2019, respectively, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively. Teekay LNG's proportionate share of the estimated impact of the charter payment deferral for 2018 compared to original charter rates earned prior to January 1, 2016 is estimated to be a reduction to equity income ranging from $3 million to $4 million per quarter, which Teekay LNG expects will be partially offset by sub-chartering employment for the Marib Spirit and Arwa Spirit in 2018 and 2019.

In September 2018, the Teekay LNG-Marubeni Joint Venture agreed to charter its LNG carrier, the Magellan Spirit, to Teekay LNG for two years at a fixed rate. In turn, Teekay LNG will charter the Magellan Spirit in the spot market or secure a short-term charter for this vessel. Teekay LNG currently has the Magellan Spirit employed on a five-month charter contract at a charter rate that is significantly higher than the charter-in rate.
Operating Results – Teekay LNG
The following tables compare Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2018 and 2017.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended September 30,
	2018	2017	2018	2017	2018	2017

Revenues	118,188	92,700	5,148	11,585	123,336	104,285
Voyage expenses	(5,731)	(716)	(2,225)	(750)	(7,956)	(1,466)
Vessel operating expenses	(23,905)	(22,172)	(3,716)	(4,552)	(27,621)	(26,724)
Time-charter hire expense	(1,690)	—	—	—	(1,690)	—
Depreciation and amortization	(31,309)	(22,580)	(929)	(2,400)	(32,238)	(24,980)
General and administrative expenses (1)	(3,972)	(2,330)	(211)	(463)	(4,183)	(2,793)
Write-down of vessels	—	—	(2,201)	(38,000)	(2,201)	(38,000)
Restructuring charges	—	—	(449)	—	(449)	—
Income (loss) from vessel operations	51,581	44,902	(4,583)	(34,580)	46,998	10,322

Equity income	14,679	1,417	—	—	14,679	1,417

Calendar-Ship-Days (2)
Liquefied Gas Carriers	2,619	2,116	—	—	2,619	2,116
Conventional Tankers	—	—	368	460	368	460

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Nine Months Ended September 30,
	2018	2017	2018	2017	2018	2017

Revenues	335,409	271,078	25,548	35,291	360,957	306,369
Voyage expenses	(12,984)	(1,664)	(8,724)	(2,235)	(21,708)	(3,899)
Vessel operating expenses	(79,015)	(62,211)	(11,042)	(13,902)	(90,057)	(76,113)
Time-charter hire expense	(1,690)	—	—	—	(1,690)	—
Depreciation and amortization	(87,191)	(69,639)	(4,108)	(8,255)	(91,299)	(77,894)
General and administrative expenses (1)	(15,958)	(9,283)	(1,892)	(2,309)	(17,850)	(11,592)
Write-down of vessels	(33,000)	—	(20,863)	(50,600)	(53,863)	(50,600)
Restructuring charges	—	—	(1,845)	—	(1,845)	—
Income (loss) from vessel operations	105,571	128,281	(22,926)	(42,010)	82,645	86,271

Equity income	52,597	6,797	—	—	52,597	6,797

Calendar-Ship-Days (2)
Liquefied Gas Carriers	7,338	6,108	—	—	7,338	6,108
Conventional Tankers	—	—	1,131	1,535	1,131	1,535

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at September 30, 2018, Teekay LNG’s liquefied gas fleet, including newbuildings, included 49 LNG carriers and 29 LPG/multi-gas carriers, in which its ownership interests ranged from 20% to 100%. However, the table above only includes the 21 LNG carriers, one FSU LNG carrier and seven LPG/multi-gas carriers that are accounted for under the consolidation method of accounting.

The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 7,338 days for the nine months ended September 30, 2018 from 6,108 days for the same period in 2017, as a result of the deliveries of the Torben Spirit, Murex, Macoma, Magdala, Myrina, Megara and Bahrain Spirit LNG carrier newbuildings and the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018. During the nine months ended September 30, 2018, vessels in this segment were off-hire for scheduled dry dockings of 107 days, unscheduled off-hire for repairs of 67 days and idle for 120 days for repositioning to other charters; compared to vessels in this segment being off-hire for scheduled dry dockings of 63 days, unscheduled off-hire for repairs of 45 days and idle for three days in the same period in the prior year.

Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $51.6 million for the three months ended September 30, 2018 compared to income of $44.9 million in the same period in the prior year, primarily as a result of:

•
an increase of $15.3 million for the three months ended September 30, 2018 due to the deliveries of the Torben Spirit, Murex, Macoma, Magdala, Myrina and Megara and commencement of their charter contracts;

partially offset by

•
a decrease of $2.7 million for the three months ended September 30, 2018 due to six Multi-gas carriers previously on bareboat charter contracts to wholly-owned subsidiaries of I.M. Skaugen SE (or Skaugen) being redelivered to Teekay LNG from Skaugen during 2017, which incurred operating expenses following their redelivery, partially offset by higher spot revenues earned by these vessels compared to the rates received from their original contracts in 2017;

•
a decrease of $2.3 million for the three months ended September 30, 2018 as the Magellan Spirit LNG carrier was chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018 and was idle until it commenced a charter contract in October 2018;

•
a decrease of $1.6 million for the three months ended September 30, 2018 due to increased general and administrative expenses related to an increase in operational staff relating to new vessel deliveries, higher levels of business development activities, and an increase in professional fees due to the lease dispute relating to Teekay LNG's three RasGas II LNG Carriers and due to claims against I.M. Skaugen SE for damages and losses for Teekay LNG's Multi-gas carriers previously on charter to them; and

•
a decrease of $1.2 million for the three months ended September 30, 2018 due to the Polar Spirit earning a lower time-charter rate upon redeployment after its previous charter contract ended during the first quarter of 2018.

Income from vessel operations for Teekay LNG’s liquefied gas carriers decreased to $105.6 million for the nine months ended September 30, 2018 compared to income of $128.3 million in the same period in the prior year, primarily as a result of:

•
a decrease of $33.0 million for the nine months ended September 30, 2018 due to a write-down of the Napa Spirit, Camilla Spirit, Cathinka Spirit and Pan Spirit as a result of Teekay LNG's evaluation of alternative strategies for these assets, the current charter rate environment and outlook for charter rates for these vessels;

•
a decrease of $14.1 million for the nine months ended September 30, 2018 due to six Multi-gas carriers previously on bareboat charter contracts to wholly-owned subsidiaries of Skaugen and redelivered to Teekay LNG from Skaugen during 2017, which incurred operating expenses following their redelivery, partially offset by higher spot revenues earned by these vessels compared to the rates received from their original contracts in 2017;

•
a decrease of $6.7 million for the nine months ended September 30, 2018 due to increased general and administrative expenses related to an increase in operational staff relating to new vessel deliveries, higher levels of business development activities, and an increase in professional fees due to the lease dispute for Teekay LNG's RasGas II LNG Carriers and due to claims against Skaugen for damages and losses for Teekay LNG's Multi-gas carriers previously on charter to them, and new vessel deliveries;

•
a decrease of $2.3 million for the three months ended September 30, 2018 as the Magellan Spirit LNG carrier was chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018 and was idle until it commenced a charter contract in October 2018; and

•
a decrease of $2.0 million for the nine months ended September 30, 2018 due to the Polar Spirit earning a lower time-charter rate upon redeployment after its previous charter contract ended during the first quarter of 2018.

partially offset by

•
an increase $34.5 million for the nine months ended September 30, 2018 due to the deliveries of the Torben Spirit, Murex, Macoma, Magdala, Myrina and Megara and commencement of their charter contracts; and

•	an increase of $2.4 million for the nine months ended September 30, 2018 due to the Hispania being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking.

Equity income related to Teekay LNG’s liquefied gas carriers increased to $14.7 million and $52.6 million for the three and nine months ended September 30, 2018, respectively, compared to income of $1.4 million and $6.8 million for the same periods in the prior year, as set forth in the tables below:

(in thousands of U.S. Dollars)						Pan		Bahrain
	Angola	Exmar	Exmar	MALT	RasGas 3	Union	Yamal	LNG	Total
	LNG	LNG	LPG	LNG	LNG	LNG	LNG	Joint	Equity
Three Months Ended	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Venture	Income
September 30, 2018	4,295	885	(1,274)	1,065	3,540	2,393	3,496	279	14,679
September 30, 2017	3,987	1,990	(2,112)	(4,633)	2,973	(47)	(478)	(263)	1,417
Difference	308	(1,105)	838	5,698	567	2,440	3,974	542	13,262

(in thousands of U.S. Dollars)						Pan		Bahrain
	Angola	Exmar	Exmar	MALT	RasGas 3	Union	Yamal	LNG	Total
	LNG	LNG	LPG	LNG	LNG	LNG	LNG	Joint	Equity
Nine Months Ended	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Venture	Income
September 30, 2018	17,605	8,324	(3,379)	(647)	11,045	4,970	9,135	5,544	52,597
September 30, 2017	10,633	6,627	(1,765)	(15,019)	11,898	(105)	(1,034)	(4,438)	6,797
Difference	6,972	1,697	(1,614)	14,372	(853)	5,075	10,169	9,982	45,800

The $0.3 million and $7.0 million increases for the three and nine months ended September 30, 2018, respectively, in Teekay LNG's 33% investment in the four Angola LNG Carriers were primarily due to unrealized gains from mark-to-market changes on non-designated derivative instruments. The mark-to-market changes resulted from increases in long-term LIBOR benchmark interest rates for interest rate swaps compared to the same periods in 2017.

The $1.1 million decrease for the three months ended September 30, 2018 in Teekay LNG's 50%-owned investment in the Exmar LNG Carrier was primarily due to the sale of the S/S Excelsior LNG carrier in the first quarter of 2018. The $1.7 million increase for the nine months ended September 30, 2018 in Teekay LNG's investment in the Exmar LNG Carrier was primarily due to a gain of $5.6 million upon the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture recorded in equity income, partially offset by lower earnings due to the sale of the Excelsior Joint Venture.

The $0.8 million increase for the three months ended September 30, 2018 in Teekay LNG's 50% ownership interest in the Exmar LPG Carriers were primarily due to deliveries of four LPG carrier newbuildings between July 2017 and July 2018 and certain vessels earning higher spot rates during the quarter. The $1.6 million decrease for the nine months ended September 30, 2018 in Teekay LNG's Exmar LPG Carriers was primarily due to lower spot rates earned during the period compared to the same periods in 2017 and due to the sale of the Courcheville in January 2018, partially offset by the deliveries of the five LPG carrier newbuildings between March 2017 and July 2018.

The $5.7 million and $14.4 million increases for the three and nine months ended September 30, 2018, respectively, in Teekay LNG's 52%-owned investment in the MALT LNG Carriers were primarily due to higher fleet utilization and higher rates earned as a result of certain vessels that operated in the spot market during the three and nine months ended September 30, 2017 being on short-term charter contracts during the same periods in 2018.

The $2.4 million and $5.1 million increases for the three and nine months ended September 30, 2018, respectively, in Teekay LNG's investment in the Pan Union Joint Venture were primarily due to the deliveries of its three LNG carrier newbuildings, the Pan Asia, Pan Americas and Pan Europe, in October 2017, January 2018 and July 2018, respectively, in which Teekay LNG has a 30% ownership interest.

The $4.0 million and $10.2 million increases for the three and nine months ended September 30, 2018, respectively, in Teekay LNG's 50%-owned investment in the Yamal LNG Carriers were primarily due to the deliveries of its first two ARC7 LNG carrier newbuildings, the Eduard Toll and Rudolf Samoylovich, in January 2018 and September 2018, respectively.

The $0.5 million and $10.0 million increases for the three and nine months ended September 30, 2018, respectively, in Teekay LNG's 30%-owned investment in the Bahrain LNG Joint Venture were primarily due to unrealized gains on designated and non-designated derivative instruments recorded in earnings in 2018 compared to losses recorded in earnings in the same periods in 2017 due to mark-to-market changes.
Teekay LNG – Conventional Tankers
As at September 30, 2018, Teekay LNG’s conventional tanker fleet included three Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, three of which it owned (including the European Spirit and African Spirit, which are classified as held for sale) and one of which it leases under a capital lease. Two of Teekay LNG’s conventional tankers, the European Spirit and African Spirit, which operated under fixed-rate charters until 2017 have been trading in the spot market. The African Spirit was sold in October 2018, and in November 2018, Teekay LNG entered into an agreement to sell the European Spirit. Teekay LNG expects to deliver the European Spirit to the buyer in late-2018.

The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased by 26.3% to 1,131 days for the nine months ended September 30, 2018 from 1,535 days for the same period in 2017, primarily as a result of the sales of the Asian Spirit and Teide Spirit in March 2017 and February 2018, respectively. During the nine months ended September 30, 2017, the European Spirit was off-hire for 46 days for a scheduled dry docking compared to 34 idle days for the Asian Spirit between the time its firm charter contract ended in January 2017 and the time the vessel was sold in 2017.

Loss from vessel operations for Teekay LNG’s conventional tankers decreased to losses of $4.6 million and $22.9 million for the three and nine months ended September 30, 2018, respectively, compared to losses of $34.6 million and $42.0 million for the same periods in the prior year, primarily as a result of:

•
decreases in losses of $35.8 million and $29.7 million for the three and nine months ended September 30, 2018, respectively, due to write-downs of the European Spirit and African Spirit of $2.2 million for the three months ended September 30, 2018 and the write-downs of the Alexander Spirit, European Spirit and African Spirit of $20.9 million for the nine months ended September 30, 2018, compared to write-downs of the European Spirit, African Spirit, Teide Spirit, and Toledo Spirit of $38.0 million and $50.6 million, respectively, in the same periods of the prior year;

partially offset by

•
increases in losses of $3.8 million and $5.5 million for the three and nine months ended September 30, 2018, respectively, due to the European Spirit and African Spirit earning lower rates in the spot market and a scheduled dry docking and off-hire days for repairs for the European Spirit in the second quarter and third quarter of 2018, respectively, partially offset by the cessation of depreciation since 2017 when the vessels were first classified as held for sale;

•
increases in losses of $1.0 million and $1.5 million for the three and nine months ended September 30, 2018, respectively, due to lower revenues earned by the Toledo Spirit in 2018 relating to the profit-loss-sharing agreement between Teekay LNG and CEPSA; and

•
increases in losses of $1.4 million and $4.0 million for the three and nine months ended September 30, 2018, respectively, related to CEPSA’s sale of Teekay LNG's vessel related to a capital lease, the Teide Spirit, in February 2018, and seafarer severance costs upon the sale.

Teekay Tankers
Recent Developments in Teekay Tankers
In March 2018, Teekay Tankers entered into time charter-in contracts for two Aframax vessels, with an average daily rate of approximately $11,900 and firm periods of 45 days to six months. The charter contract for one of the Aframax tankers included a 50/50 profit sharing component with the option to extend for six months at an escalated rate. The charter contract for the other Aframax tanker had a maximum period of approximately four months and the vessel was used to support full service lightering operations. Teekay Tankers also redelivered three in-chartered Aframax tankers to their respective owners in March, June and September 2018, respectively.

In July 2018, Teekay Tankers entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,500 and a firm period of 12 months, with an option to extend at an escalated rate. In January 2018, Teekay Tankers entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,250 and a period of six to nine months, with an option to extend to a year at an escalated rate.

During the nine months ended September 30, 2018, Teekay Tankers had six time chartered-out Suezmax tankers, five time chartered-out Aframax tankers and one time chartered-out Long Range 2 (or LR2) product tanker redelivered to it. All of these vessels are trading in the spot market as at September 30, 2018.

In September 2018, Teekay Tankers completed a $156.6 million sale-leaseback financing transaction relating to six Aframax tankers. Each vessel is leased on a bareboat charter, with terms ranging from nine to 10 years, with fixed daily rates on the charters ranging between $9,400 to $11,200, and with purchase options for all six vessels throughout the lease term beginning in September 2020. Teekay Tankers is obligated to purchase each vessel upon maturity of the bareboat charters.

In November 2018, Teekay Tankers completed a $84.7 million sale-leaseback financing transaction relating to four vessels including two Aframax tankers, one Suezmax tanker and one LR2 product tanker. Each vessel is leased on a bareboat charter with terms ranging from 10 to 12 years, with fixed daily rates on the charters ranging between $5,000 to $7,000, with purchase options for all four vessels throughout the lease term beginning in October 2021. Teekay Tankers also has options to purchase each vessel upon maturity of the bareboat charters.
Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results, equity (loss) income and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2018 and 2017.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenues	175,915	91,238	516,039	330,512
Voyage expenses	(83,048)	(18,303)	(249,974)	(61,488)
Vessel operating expenses	(52,161)	(40,958)	(157,808)	(131,949)
Time-charter hire expense	(4,317)	(5,835)	(14,697)	(27,459)
Depreciation and amortization	(29,595)	(24,328)	(88,598)	(73,652)
General and administrative	(8,747)	(7,622)	(27,939)	(24,875)
(Loss) gain on sale of vessels	—	(7,926)	170	(12,495)
Restructuring charges	(213)	—	(1,195)	—
Loss from vessel operations	(2,166)	(13,734)	(24,002)	(1,406)

Equity (loss) income	(359)	(274)	265	(27,174)

Calendar-Ship-Days (1)
Conventional Tankers	5,329	3,940	15,909	12,318

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market
Crude tanker spot rates firmed counter-seasonally during the third quarter of 2018, which is typically the weakest quarter of the year, as higher OPEC and Russian oil production, coupled with strong crude oil exports out of the U.S. Gulf, offset the impact of seasonally lower oil demand. Crude tanker rates during the third quarter of 2018 averaged higher than rates in the second quarter for the first time since 2014.
Crude tanker rates have continued to strengthen during the early part of the fourth quarter of 2018, particularly in the Atlantic Basin with Aframax tanker rates in this region attaining levels not seen since December 2016 and Suezmax tanker rates averaging the highest since March 2017. While the Pacific Aframax market has not risen as strongly, rates have trended higher than prior quarters. This strength in rates is being driven by high levels of global oil production in recent months, with OPEC adding a net 1.0 million barrels per day (or mb/d) of crude oil production to the market since April 2018. Most of this increase has come from the Middle East and Libya, with increased production in these regions more than offsetting lower production from Venezuela and Iran. Russia has added 0.4 mb/d of oil production over the same time frame, which has increased mid-size tanker demand in the Baltic, Black Sea and Mediterranean. U.S. crude oil exports have also increased in recent months, and have averaged over 2 mb/d since May 2018. This is also positive for mid-size tanker demand, due to both direct exports to Europe on Aframaxes and Suezmaxes and through reverse lightering demand in the U.S. Gulf.
New U.S. sanctions on Iranian crude oil imports entered into force on November 5, 2018. However, it is becoming apparent that the other members of OPEC have sufficient spare oil production capacity to be able to offset any decline in Iranian exports. In addition, the U.S. recently granted waivers to eight countries, allowing them to continue importing Iranian crude for the next six months. The resulting increase in oil production has pushed crude oil prices back below $70/barrel, which is positive for tanker earnings in the near-term due to lower bunker costs. However, recently lower crude oil prices may cause OPEC to revisit production levels in the coming months, which could create some rate volatility through the early part of 2019.
One of the key drivers behind the recent strengthening in crude tanker rates is the very low level of fleet growth seen year-to-date. During the first nine months of 2018, a total of 22.7 million deadweight tonnes (or mdwt) of tankers were delivered into the fleet while 19.2 mdwt were removed for scrapping, resulting in net fleet growth of just 3.5 mdwt (or 0.6%). Looking ahead, we forecast that fleet growth will increase moderately in 2019 due to a lower level of scrapping, but is expected to remain below long-term average levels of approximately 3%. We expect that fleet growth will also remain low in 2020 based on the current orderbook and the very limited remaining slots available at shipyards in that year.
Global oil demand remains firm, though forecasting agencies have slightly revised down their outlook for 2019 based on expectations of a modest slowdown in the global economy. Nevertheless, the forecast of 1.4 mb/d oil demand growth in 2019 (average of International Energy Agency (or IEA), Energy Information Administration (or EIA) and OPEC forecasts), is only marginally lower than estimated growth of 1.5 mb/d in 2018, which is expected to help support crude tanker demand next year. According to the EIA, U.S. crude oil production is forecast to increase by 1.2 mb/d in 2019. Much of this additional production is anticipated to be available for export from the second half of 2019, when new pipeline capacity is due to come online bringing shale oil from the Permian region to the U.S. Gulf coast. Finally, the introduction of the new IMO regulations on sulphur content in bunker fuels due to come into force on January 1, 2020, is expected to be positive for tanker demand due to an increase in refinery throughput, the emergence of new long-haul trade routes, and the potential for floating storage demand for both crude and product tankers.

Teekay Tankers – Conventional Tankers
As at September 30, 2018, Teekay Tankers owned 46 double-hulled conventional oil and product tankers, had four Suezmax and six Aframax tankers related to capital leases, had time chartered-in one Aframax tanker, and owned a 50% interest in one very large crude carrier. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, increased during the nine months ended September 30, 2018, compared to the same period in the prior year, primarily due to the addition of 18 vessels that were acquired as part of the TIL merger completed in late 2017 and the addition of three Aframax in-chartered tankers that were delivered to Teekay Tankers in the first quarter of 2018, partially offset by the redeliveries of various in-chartered vessels to their owners at various times during 2017 and the sale of one Suezmax tanker and three older Aframax tankers in 2017.

Loss from vessel operations decreased to $2.2 million for the three months ended September 30, 2018, compared to $13.7 million for the same period in the prior year, primarily as a result of:

•
a decrease in loss of $8.9 million for the three months ended September 30, 2018, due to losses on sales of vessels recognized in 2017 and lower operating expenditures in 2018 related to those vessels, partially offset by revenues earned by those vessels in 2017;

•	a decrease in loss of $6.2 million for the three months ended September 30, 2018, due to overall higher average realized rates earned by Teekay Tankers' Suezmax, Aframax and LR2 fleets during 2018;

•	a decrease in loss of $5.8 million for the three months ended September 30, 2018, from the increase in the fleet size primarily due to the merger with TIL in the fourth quarter of 2017; and

•	a decrease in loss of $1.0 million for the three months ended September 30, 2018, due to the redeliveries of various in-chartered tankers to their owners at various times during 2017;
partially offset by

•
an increase in loss of $7.2 million for the three months ended September 30, 2018, due to the expiration of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates;

•	an increase in loss of $1.2 million for the three months ended September 30, 2018, due to lower commissions and management fees earned from the management of fewer external vessels;

•
an increase in loss of $1.2 million for the three months ended September 30, 2018, due to higher administrative, strategic management and other fees incurred during 2018, primarily relating to levels of corporate support; and

•
an increase in loss of $1.1 million for the three months ended September 30, 2018, due to higher depreciation recognized related to dry-docking expenditures which increased in late 2017 and in the first nine months of 2018 compared to the first nine months of 2017.

Loss from vessel operations increased to $24.0 million for the nine months ended September 30, 2018, from $1.4 million, for the same period in the prior year, primarily as a result of:

•
an increase in loss of $20.6 million for the nine months ended September 30, 2018, due to the expiration of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates;

•	an increase in loss of $17.9 million for the nine months ended September 30, 2018, due to lower average realized rates earned by Teekay Tankers' Suezmax, Aframax and LR2 fleets;

•	an increase in loss of $4.0 million for the nine months ended September 30, 2018, due to lower commissions and management fees earned during 2018 from the management of fewer external vessels;

•
an increase in loss of $3.0 million for the nine months ended September 30, 2018, due to higher administrative, strategic management and other fees incurred during 2018, primarily relating to levels of corporate support;

•
an increase in loss of $3.0 million for the nine months ended September 30, 2018, due to higher depreciation recognized related to dry-docking expenditures which increased in late 2017 and in the first nine months of 2018 compared to the first nine months of 2017; and

•
an increase in loss of $1.2 million for the nine months ended September 30, 2018, due to a restructuring charge relating to the termination of certain employees in the ship-to-ship transfer business in 2018;

partially offset by

•
a decrease in loss of $15.8 million for the nine months ended September 30, 2018, due to losses on sales of vessels recognized in 2017, as well as lower depreciation and operating expenditures related to those vessels in 2018, partially offset by revenues earned by those vessels in 2017;

•	a decrease in loss of $8.7 million for the nine months ended September 30, 2018, from the increase in the fleet size primarily due to the merger with TIL in the fourth quarter of 2017; and

•	a decrease in loss of $2.6 million for the nine months ended September 30, 2018, due to the redeliveries of various in-chartered tankers to their owners at various times during 2017.

Equity income increased to $0.3 million for the nine months ended September 30, 2018, from an equity loss of $27.2 million, for the same period in the prior year, primarily due to a $28.1 million write-down of Teekay Tanker's investment in TIL to its fair market value in 2017 and lower equity losses in 2018 resulting from the TIL merger.
Teekay Parent
Recent Developments in Teekay Parent
The Petrojarl Banff FPSO unit has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (or CNR) that permitted CNR to terminate the contact at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit would stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate. In July 2018, Teekay Parent secured a one-year contract extension with CNR to extend the employment of the Petrojarl Banff FPSO to August 2019.

The Hummingbird Spirit FPSO unit is on a charter contract with Spirit Energy Ltd (or Spirit Energy). In June 2016, Teekay Parent entered into a contract amendment with Spirit Energy to extend the firm period to September 2017 in exchange for a lower fixed charter rate and an oil price tariff. The contract amendment took effect on July 1, 2016. In the second quarter of 2017, Teekay Parent completed a contract extension with Spirit Energy for an additional three years from October 2017 to September 2020 at a higher fixed charter rate plus a variable component based on oil production and oil price.

In July 2018, Teekay Parent agreed to sell its 43.5% ownership interest in Magnora ASA (formerly Sevan Marine ASA) for total consideration of approximately $27 million. This transaction was completed in November 2018.

In September 2017, Teekay Parent, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction), which is explained more fully in Note 3 of Teekay’s audited consolidated financial statements filed with our Annual Report on Form 20-F for the year ended December 31, 2017. Until December 31, 2017, Teekay Parent directly and indirectly provided substantially all of Teekay Offshore’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as a condition of the Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) at Teekay's carrying value.

The Transferred Subsidiaries provide ship management, commercial, technical, strategic, business development and administrative services to Teekay Offshore, primarily related to Teekay Offshore's FPSO units, shuttle tankers and FSO units. Subsequent to their transfer to Teekay Offshore, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay Parent's FPSO units. Commencing in the first quarter of 2018, Teekay Parent presented the fees paid by it to Teekay Offshore for services provided by Teekay Offshore in vessel operating expenses and general and administrative expenses. Teekay Parent and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Teekay Offshore. Teekay Parent presented the fees received from Teekay Offshore for providing these services in revenues, and the related costs to provide such services, in vessel operating expenses.

In July 2018, Brookfield exercised its option to acquire an additional 2% of ownership interests in Teekay Offshore's general partner from Teekay Parent in exchange for 1.0 million warrants, with each warrant exercisable for one of Teekay Offshore's common units. This resulted in a gain of $2.2 million reflected in equity income in the Other and Corporate G&A segment in the tables below.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, equity (loss) income and the number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2018 and 2017.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Three Months Ended September 30,
	2018	2017	2018	2017	2018	2017	2018	2017

Revenues (1)	71,583	51,254	—	1,041	45,988	19,727	117,571	72,022
Voyage expenses	(200)	(9)	—	(92)	117	(461)	(83)	(562)
Vessel operating expenses (1)	(36,545)	(40,438)	—	(1,457)	(41,330)	(9,879)	(77,875)	(51,774)
Time-charter hire expense	(11,566)	(7,714)	—	(2,423)	(3,392)	(11,831)	(14,958)	(21,968)
Depreciation and amortization	(8,032)	(17,320)	—	—	(102)	79	(8,134)	(17,241)
General and administrative expenses (2)	(2,335)	(4,071)	—	(146)	(3,785)	2,767	(6,120)	(1,450)
Write-down and loss on sales of vessels	—	(205,659)	—	—	—	—	—	(205,659)
Restructuring charges	—	—	—	—	(151)	(186)	(151)	(186)
Income (loss) from vessel operations	12,905	(223,957)	—	(3,077)	(2,655)	216	10,250	(226,818)

Equity (loss) income	(204)	(750)	—	(774)	2,362	(1,485)	2,158	(3,009)

Calendar-Ship-Days (3)
FPSO Units	276	276	—	—	—	—	276	276
Conventional Tankers	—	—	—	184	—	—	—	184
Gas Carriers	—	—	—	—	—	184	—	184
FSO Units	92	92	—	—	184	184	276	276
Shuttle Tankers	184	184	—	—	—	—	184	184
Bunker Barges	—	—	—	—	92	92	92	92

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Nine Months Ended September 30,
	2018	2017	2018	2017	2018	2017	2018	2017

Revenues (1)	203,982	143,769	—	4,965	144,115	47,149	348,097	195,883
Voyage expenses	(580)	(18)	—	2	9	(1,334)	(571)	(1,350)
Vessel operating expenses (1)	(110,108)	(110,840)	—	(4,877)	(118,979)	(26,788)	(229,087)	(142,505)
Time-charter hire expense	(34,568)	(26,814)	—	(8,182)	(19,487)	(34,565)	(54,055)	(69,561)
Depreciation and amortization	(25,219)	(51,959)	—	—	(122)	198	(25,341)	(51,761)
General and administrative expenses (2)	(8,179)	(11,355)	—	(432)	(12,974)	(3,228)	(21,153)	(15,015)
Write-down and loss on sales of vessels	—	(205,659)	—	—	—	—	—	(205,659)
Restructuring charges	—	(110)	—	—	(1,025)	(1,802)	(1,025)	(1,912)
Income (loss) from vessel operations	25,328	(262,986)	—	(8,524)	(8,463)	(20,370)	16,865	(291,880)

Equity (loss) income	(213)	1,190	(510)	(21,455)	960	(2,672)	237	(22,937)

Calendar-Ship-Days (3)
FPSO Units	819	819	—	—	—	—	819	819
Conventional Tankers	—	—	—	546	—	—	—	546
Gas Carriers	—	—	—	—	185	546	185	546
FSO Units	273	273	—	—	546	546	819	819
Shuttle Tankers	546	546	—	—	—	—	546	546
Bunker Barges	—	—	—	—	273	273	273	273

(1)
Teekay manages vessels owned by its equity-accounted investments and third parties. Subsequent to the adoption of ASU 2014-09, costs incurred by Teekay for its seafarers are presented as vessel operating expenses and the reimbursement of such expenses are presented as revenue, instead of such amounts being presented on a net basis. This had the effect of increasing both revenues and vessel operating expenses in the Other and Corporate G&A segment for the three and nine months ended September 30, 2018 by $20.2 million and $61.3 million, respectively.

(2)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(3)	Apart from three FPSO units in 2018 and 2017, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production

Offshore Production consists primarily of Teekay Parent's FPSO units. As at September 30, 2018, Teekay Parent had direct interests in three 100%-owned operating FPSO units, and in-chartered two shuttle tankers and one FSO unit from Teekay Offshore.

The charter contracts for the Hummingbird Spirit FPSO unit and the Petrojarl Banff FPSO unit include an incentive compensation component based on oil production and oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. As such, changes in oil prices impact Teekay Parent's incentive compensation under these contracts and may negatively impact its future revenues if oil prices fall below current levels.
Income from vessel operations for Teekay Parent’s Offshore Production business was $12.9 million and $25.3 million for the three and nine months ended September 30, 2018, respectively, compared to losses of $224.0 million and $263.0 million, respectively, for the same periods in the prior year. The changes were primarily as a result of:

•	an increase of $205.7 million for the three and nine months ended September 30, 2018, due to the impairments of two FPSO units in the third quarter of 2017;

•
increases of $12.8 million and $38.3 million for the three and nine months ended September 30, 2018, respectively, related to the Petrojarl Banff FPSO unit, primarily due to a higher day rate and tariff earned in 2018 due to the contract amendment in 2017 described above and lower depreciation as an impairment charge was taken on the unit in the third quarter of 2017;

•
increases of $12.7 million and $28.7 million for the three and nine months ended September 30, 2018, respectively, related to the Petrojarl Foinaven FPSO unit, primarily due to higher uptime and production in 2018 resulting in higher revenues, and lower depreciation as an impairment charge was taken on the unit in the third quarter of 2017; and

•
increases of $5.8 million and $15.1 million for the three and nine months ended September 30, 2018, respectively, related to the Hummingbird Spirit FPSO unit, primarily due to the contract amendment that took effect on October 1, 2017, described above.

Teekay Parent – Conventional Tankers
As at September 30, 2018, Teekay Parent had no conventional tankers in its fleet, as the last two chartered-in vessels were redelivered to their owners in the fourth quarter of 2017.
Teekay Parent – Other and Corporate G&A
As at September 30, 2018, Teekay Parent had two in-chartered FSO units owned by Teekay Offshore and one in-chartered bunker barge from a third party. Teekay Parent redelivered one in-chartered LNG carrier to Teekay LNG early in March 2018 and its other in-chartered LNG carrier was redelivered to Teekay LNG in May 2018.
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $2.7 million and $8.5 million for the three and nine months ended September 30, 2018, respectively, compared to income of $0.2 million and a loss of $20.4 million, respectively, in the same periods in the prior year. The decrease in the loss from vessel operations for the nine months ended September 30, 2018, was primarily due to the redelivery of the two in-chartered LNG carriers to Teekay LNG in 2018.
Equity-Accounted Investment in Teekay Offshore
Recent Developments in Teekay Offshore
In October 2018, Teekay Offshore entered into a settlement agreement with Petróleo Brasileiro S.A. and Petroleo Netherlands B.V. - PNBV S.A. (together Petrobras) with respect to various disputes relating to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit UMS. As part of the settlement agreement, Petrobras has agreed to pay a total amount of $96.0 million to Teekay Offshore, which includes $55.0 million that is payable unconditionally within 30 days. The remaining $41.0 million is to be paid in two separate installments of $22.0 million and $19.0 million by the end of 2020 and 2021, respectively, subject to certain potential offsets described below.

If in the ordinary course of business and prior to the end of 2021, new charter contracts are entered into with Petrobras in respect of Teekay Offshore's Arendal Spirit UMS, Cidade de Rio das Ostras (or Rio das Ostras) FPSO and Piranema Spirit FPSO, the deferred installments of $41.0 million will be reduced by 40% of any revenue received in this same period from such new contracts (or the Offset Amounts). There are no contracts in place currently that would result in any Offset Amounts being generated and neither Petrobras nor Teekay Offshore have any obligation to enter into such contracts. In addition, Teekay Offshore is not obligated to hold any of the designated assets as available for charter by Petrobras.

In the fourth quarter of 2018, Teekay Offshore expects to recognize the above-mentioned settlement, which is expected to increase Teekay Offshore’s revenues by approximately $91 million, which represents the present value of the future expected settlement amounts. Teekay Parent's proportionate share of approximately 14% is $12.7 million.

In addition, in October 2018, Teekay Offshore, through separate subsidiaries, entered into a further settlement agreement with Petrobras with regards to a dispute relating to the charter of the Piranema Spirit FPSO. Pursuant to the settlement agreement, Teekay Offshore has agreed to a reduction in charter rate for the FPSO totaling approximately $11 million, which is expected to be credited to Petrobras over the remaining contract term. This amount was accrued in Teekay Offshore's financial statements in prior periods, primarily in 2016 and 2017.

In October 2018, Teekay Offshore entered into an agreement with Alpha Petroleum Resources Limited (or Alpha) for the Petrojarl Varg FPSO to develop the Cheviot oil field on the UK continental shelf. The FPSO contract is for a seven-year fixed term from first oil, which is expected to occur during the second quarter of 2021, after completion of a life extension and upgrade phase for the Petrojarl Varg FPSO at Sembcorp Marine’s shipyard in Singapore. The life extension and the upgrade costs for the Petrojarl Varg FPSO will be funded predominantly by Alpha in advance. The Petrojarl Varg FPSO is intended to be used for the entire expected life of the Cheviot field.

The effectiveness of the agreement remains subject to satisfaction of a number of conditions precedent, including (i) initial funding from Alpha to cover life extension and upgrade costs of the Petrojarl Varg, which is conditional on Alpha finalizing its debt facilities with a consortium of lenders, and (ii) approval by relevant governmental authorities of Alpha’s final field development plan for the Cheviot field. There are no assurances that conditions precedent to the agreements will be met or when they may be met.

In July 2018, Brookfield exercised its option to acquire an additional 2% of ownership interests in Teekay Offshore's general partner from Teekay Parent in exchange for 1.0 million warrants, with each warrant exercisable for one of Teekay Offshore's common units. After exercising this option, Brookfield holds a 51% of the general partner interest and has the right to appoint a majority of the members of Teekay Offshore's general partner's board of directors. Teekay Parent will continue to have the right to appoint two members of the general partner's board so long as it owns at least 10% of Teekay Offshore's outstanding common units.

In April 2018, Teekay Offshore signed a contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional 12 months to April 2019. The new contract, which took effect in April 2018, includes a lower fixed charter rate component and an upside component based on oil production and oil price. In July 2018, Teekay Offshore entered into an additional contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional 12 months to April 2020. Compared to the current contract, the new one-year extension, which takes effect in April 2019, maintains the same fixed charter rate and oil production tariff elements, but provides additional potential upside from a formula based on oil price, regardless of production performance.

In July 2018, Teekay Offshore entered into a contract extension with Petrobras to extend the employment of the Rio das Ostras FPSO for four months until November 2018, with options to extend up to January 2019. In September 2018, Teekay Offshore received notice from the charterer that the unit will be redelivered to it in December 2018.

In July 2018, Teekay Offshore entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. to construct two LNG-fueled Aframax DP2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $270 million. These newbuildings will be constructed based on Teekay Offshore's New Shuttle Spirit design which incorporates technologies intended to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2020 through early-2021, these vessels will join Teekay Offshore's CoA shuttle tanker portfolio in the North Sea. Teekay Offshore currently has a total of six newbuilding shuttle tankers on order.

In May 2018, the Petrojarl I FPSO successfully achieved first oil and commenced its five-year charter contract with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) on the Atlanta oil field. The Petrojarl I FPSO unit operates under a charter rate profile with a lower day rate during the first 18 months of production. During the final three and a half years of the contract, the charter contract will increase to a higher day rate. The charter contract also contains an oil price and production tariff.

In March 2018, Teekay Offshore took delivery of the final of its East Coast of Canada shuttle tanker newbuildings, the Dorset Spirit, which commenced operations on a 15-year charter contract (of which 12 years remain), plus extension options, in May 2018, with a group of oil companies. The Dorset Spirit replaced an existing owned vessel servicing the East Coast of Canada, which existing vessel was repositioned to the North Sea to operate in Teekay Offshore's CoA fleet.

Operating Results – Teekay Offshore
The following table provides Teekay Offshore’s operating results, equity income (loss) and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2017. Following the Brookfield Transaction in September 2017, Teekay deconsolidated Teekay Offshore. Teekay currently has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. As of September 30, 2018, Teekay owned a 13.8% interest in the common units of Teekay Offshore.

(in thousands of U.S. Dollars, except calendar-ship-days)	Teekay Offshore
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Revenues	—	255,781	—	796,711
Voyage expenses	—	(23,465)	—	(68,802)
Vessel operating expenses	—	(81,110)	—	(249,805)
Time-charter hire expense	—	(19,329)	—	(60,592)
Depreciation and amortization	—	(70,393)	—	(219,406)
General and administrative expenses	—	(18,403)	—	(46,399)
Asset impairments	—	—	—	(1,500)
Restructuring charges	—	(2,697)	—	(3,147)
Income from vessel operations	—	40,384	—	147,060

Equity income (loss) (1)	—	4,128	—	(12,028)

Calendar-Ship-Days (2)
FPSO Units	—	516	—	1,602
Shuttle Tankers	—	2,703	—	8,378
FSO Units	—	602	—	1,869
UMS Unit	—	86	—	267
Towage Units	—	688	—	2,018
Conventional Tankers	—	172	—	534

(1)	This amount represents equity income from Teekay Offshore's equity interests in OOG-TK Libra GmbH & Co KG and OOG-TKP FPSO GmbH & Co KG.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Income from vessel operations for Teekay Offshore decreased to $nil for the three and nine months ended September 30, 2018, respectively, compared to $40.4 million and $147.1 million, respectively, for the same periods in the prior year, as a result of the deconsolidation of Teekay Offshore on September 25, 2017 (please read "Item 1 - Financial Statements: Note 4 – Deconsolidation of Teekay Offshore and Note 5 – Segment Reporting").

We recognized equity losses from Teekay Offshore of $2.7 million and $11.4 million for the three and nine months ended September 30, 2018, respectively, which include our proportionate share of write-downs of two of Teekay Offshore's FPSO units, totaling $9.4 million for the nine months ended September 30, 2018. We recognized an equity loss of $3.1 million for the three and nine months ended September 30, 2017.

Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of U.S. dollars, except percentages)	2018	2017	2018	2017
	$	$	$	$
Interest expense	(67,343)	(74,499)	(181,494)	(219,237)
Interest income	2,103	1,900	5,875	4,917
Realized and unrealized (losses) gains on non-designated derivative instruments	(2,168)	(6,128)	17,981	(43,173)
Foreign exchange gain (loss)	3,553	(2,642)	16,104	(22,888)
Loss on deconsolidation of Teekay Offshore	—	(103,188)	(7,070)	(103,188)
Other loss	(2,400)	(4,705)	(2,795)	(5,169)
Income tax expense	(4,334)	(5,221)	(17,197)	(11,767)
Interest Expense. Interest expense decreased to $67.3 million and $181.5 million for the three and nine months ended September 30, 2018, respectively, from $74.5 million and $219.2 million, respectively, for the same periods in the prior year, primarily due to:

•
decreases of $29.7 million and $88.5 million, respectively, for the three and nine months ended September 30, 2018 as a result of the deconsolidation of Teekay Offshore on September 25, 2017 (please read "Item 1 - Financial Statements: Note 4 – Deconsolidation of Teekay Offshore and Note 5 – Segment Reporting"); and

•	decreases of $2.4 million and $5.9 million, respectively, for the three and nine months ended September 30, 2018 as a result of the prepayment of Teekay Parent's revolving credit facilities;

partially offset by

•
increases of $13.2 million and $26.9 million, respectively, for the three and nine months ended September 30, 2018 relating to interest incurred by Teekay LNG on the obligations related to capital leases for the Torben Spirit, Murex, Macoma, Magdala, Myrina, Megara and Bahrain Spirit commencing upon their deliveries;

•
increases of $7.7 million and $20.0 million, respectively, for the three and nine months ended September 30, 2018 primarily due to the debt facilities Teekay Tankers assumed and refinanced as a result of the merger with TIL in November 2017, the additional interest incurred by Teekay Tankers related to its sale-leaseback of four Suezmax tankers in July 2017 and six Aframax tankers in September 2018, and an increase in average variable interest rates related to the its debt facilities;

•
increases of $2.2 million and $6.0 million, respectively, for the three and nine months ended September 30, 2018 relating to interest incurred by Teekay LNG as a result of higher LIBOR rates net of principal debt repayments; and

•
increases of $1.5 million and $5.7 million, respectively, for the three and nine months ended September 30, 2018 as a result of interest incurred on the new 5% Convertible Senior Notes issued by Teekay Parent in January 2018, partially offset by a decrease in interest expense due to the repurchase of the 8.5% senior notes (please read "Item 1 - Financial Statements: Note 8 – Long-Term Debt").

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized (losses) gains on non-designated derivatives were losses of $2.2 million and gains of $18.0 million, respectively, for the three and nine months ended September 30, 2018, compared to net realized and unrealized losses of $6.1 million and $43.2 million, respectively, for the three and nine months ended September 30, 2017, as detailed in “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”
For the nine months ended September 30, 2018 and 2017, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.3 billion and $3.1 billion, respectively, with average fixed rates of approximately 2.9% and 3.2%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 2.0% and, as such, we incurred realized losses of $2.7 million and $11.5 million, respectively, during the three and nine months ended September 30, 2018, compared to $15.7 million and $48.2 million, respectively, for the same periods in the prior year under the interest rate swap agreements. We also incurred realized losses of $13.7 million for the three and nine months ended September 30, 2018, compared to $nil and realized losses of $0.6 million for the three and nine months ended September 30, 2017, respectively, from the early termination of interest rate swaps.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three and nine months ended September 30, 2018, compared with the same periods in 2017, we recognized unrealized gains of $19.7 million and $44.2 million, respectively, in the three and nine months ended September 30, 2018, compared to unrealized gains of $11.6 million and $5.2 million, respectively, for the same periods in the prior year under the interest rate swap agreements.

As at September 30, 2018, Teekay held 15.5 million warrants, with each warrant exercisable for one of Teekay Offshore's common units (the Brookfield Transaction Warrants), which number includes the transfer from Brookfield to Teekay of 1.0 million Brookfield Transaction Warrants upon Brookfield’s exercise of its option to acquire an additional 2% of ownership interests in Teekay Offshore's general partner from Teekay. Please read “Financial Statements: Note 11 – Financial Instruments". The fair value of the 15.5 million Brookfield Transaction Warrants was $31.0 million on September 30, 2018. During the three and nine months ended September 30, 2018, we recognized unrealized losses of $5.1 million and $0.8 million, respectively, on these warrants. Please read “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”
Foreign Exchange Gain (Loss). Foreign currency exchange gains were $3.6 million and $16.1 million, respectively, for the three and nine months ended September 30, 2018, compared to foreign exchange losses of $2.6 million and $22.9 million, respectively, for the same periods in the prior year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized gains on our cross-currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and nine months ended September 30, 2018, foreign currency exchange gains include realized losses of $1.7 million (2017 – $4.2 million) and $4.9 million (2017 – $16.4 million), respectively, and unrealized gains of $44.0 million (2017 – $41.7 million) and $49.7 million (2017 – $91.7 million), respectively, on our cross-currency swaps, and realized losses on maturity and termination of cross-currency swaps of $42.3 million (2017 - $nil) and $42.3 million (2017 - $25.7 million), respectively, offset by the NOK bond gain, and unrealized gain of $0.7 million (2017 – loss of $23.6 million) and unrealized loss of $1.9 million (2017 – $29.1 million), respectively, on the revaluation of our NOK-denominated debt.
Loss on deconsolidation of Teekay Offshore. Loss on deconsolidation of Teekay Offshore was $nil and $7.1 million, respectively, for the three and nine months ended September 30, 2018 compared to $103.2 million for the same periods in 2017. Please read “Financial Statements: Note 4 – Deconsolidation of Teekay Offshore".
Income Tax Expense. Income tax expense was $4.3 million and $17.2 million, respectively, for the three and nine months ended September 30, 2018, compared to $5.2 million and $11.8 million, respectively, for the same periods in the prior year. The increase for the nine months ended September 30, 2018 compared to the same period in the prior year was primarily due to increases in freight tax accruals in 2018.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $0.6 billion, which mostly relates to Teekay LNG's capital expenditure commitments. We are in the process of seeking to obtain additional debt financing for Teekay LNG's remaining capital commitments relating to one of its newbuildings on order as at September 30, 2018. As at September 30, 2018, Teekay Corporation’s total consolidated cash and cash equivalents was $385.4 million, compared to $445.5 million at December 31, 2017. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $0.8 billion as at September 30, 2018 and $0.9 billion as at December 31, 2017. The cash and liquidity amounts as at September 30, 2018 and as at December 31, 2017 exclude any amounts related to Teekay Offshore, due to its deconsolidation on September 25, 2017.

Our revolving credit facilities and term loans are described in “Item 1 – “Financial Statements: Note 8 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business.

Our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and seven loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2018, these ratios ranged from 122% to 190% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available, or prepared by us, based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier or conventional tanker markets could negatively affect our compliance with these ratios. One of Teekay Tankers’ revolvers is guaranteed by Teekay Parent and contains covenants that require Teekay Parent to maintain the greater of free liquidity (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay Parent. Two of Teekay Tankers’ term loans require Teekay Parent and Teekay Tankers in aggregate to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million for one of the term loans and $50.0 million for the other and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% for one of the term loans and 5.0% for the other of their total debt. In addition, certain loan agreements require Teekay Tankers to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt. Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage. As at September 30, 2018, the Company was in compliance with all covenants under its credit facilities and other long-term debt.

The aggregate consolidated annual long-term debt principal repayments, excluding payments related to capital leases, required to be made by us (excluding Teekay Offshore) subsequent to September 30, 2018, after giving effect to the debt facility refinancing completed by Teekay LNG in November 2018 and sale-leaseback transaction and corresponding debt repayment completed by Teekay Tankers in November 2018, are $85 million (remainder of 2018), $239 million (2019), $1,251 million (2020), $837 million (2021), $188 million (2022) and $798 million (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross-currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks.

Teekay Parent
Teekay Parent primarily owns an equity ownership interest in its Daughter Entities and three FPSO units, provides certain management services to its Daughter Entities and third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Teekay Offshore). As at September 30, 2018, Teekay Parent’s total cash and cash equivalents was $191.1 million, compared to $129.8 million at December 31, 2017. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $389.9 million as at September 30, 2018, compared to $313.2 million as at December 31, 2017.

As of September 30, 2018, Teekay had the ability to sell additional shares of its common stock having an aggregate offering price of up to $3.4 million under its existing continuous offering program.

In January 2018, Teekay Parent completed a private offering of $125 million of aggregate principal amount of 5% Convertible Senior Notes due 2023 (Convertible Notes), raising net proceeds of approximately $121 million. The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by Teekay Parent beyond the current quarterly rate of $0.055 per share of common stock, other distributions of Teekay Parent’s common stock, other securities, assets or rights to Teekay Parent’s shareholders or a Teekay Parent tender or exchange offer. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or following any notice of optional redemption given by Teekay Parent, Teekay Parent will, under certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or for Convertible Notes that are surrendered for conversion following such notice of redemption. Concurrently with the offering of Convertible Notes in January 2018, Teekay Parent completed a public offering through the issuance of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93 million.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by reducing its aggregate potential borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the formula which further limits the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers which are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million. In April 2017, Teekay further amended the facility by increasing the aggregate potential borrowings from $150 million to $200 million. As of September 30, 2018, Teekay Parent did not have any amounts drawn on this facility, and $155.5 million was available to be drawn based on the value of the collateral.

Teekay has guaranteed obligations of Teekay Tankers pursuant to certain of its credit facilities. As at September 30, 2018, the aggregate outstanding balance on such credit facilities was $219.2 million. As a result of Teekay Tankers' refinancing in November 2018, the aggregate outstanding balance on such credit facilities was reduced by $47.6 million.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, and after considering financing initiatives that were completed by the Controlled Daughter Entities in the fourth quarter of 2018, will be sufficient to meet its existing liquidity needs for at least the next 12 months. In the future, we believe we will need to pursue additional debt financings and asset sales in order to refinance our 8.5% senior unsecured notes that mature in January 2020. We are considering, subject to market conditions, among other factors, equity issuances, appropriate debt instruments and asset sales to refinance this bond maturity. The outstanding principal amount of the 8.5% senior unsecured notes is $540.1 million at September 30, 2018.

Teekay LNG
Teekay LNG's business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries.

Teekay LNG's primary liquidity needs for the remainder of 2018 through 2019 include payment of its quarterly distributions, including payments of distributions on its common units and preferred units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt and obligations related to capital lease, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt and capital lease financings and dividends from its equity-accounted joint ventures. For the next 12 months, Teekay LNG expects that its existing liquidity, combined with the cash flow it expects to generate from its operations and receive as dividends from its equity-accounted joint ventures, will be sufficient to finance a portion of its liquidity needs, including the equity portion of its committed capital expenditures.

Teekay LNG's remaining liquidity needs include the requirement to secure financing for an adequate portion of its committed capital expenditures. Please read "Item 1 - Financial Statements - Note 10a and Note 10b- Commitments and Contingencies," for information about required funding for the remainder of 2018 through 2019. Teekay LNG already has committed debt financing in place for the following vessels and projects: Teekay LNG's wholly-owned LNG carrier under conversion to a FSU for the Bahrain LNG Joint Venture; Teekay LNG's wholly-owned LNG carrier newbuilding to be chartered on a 13-year charter contract with BP Plc; one LNG carrier under construction in the Pan Union Joint Venture; all four ARC7 LNG carrier newbuildings under construction for the Yamal LNG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG is in the process of securing debt financing for one wholly-owned LNG carrier under construction which delivers in 2019.

Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as Teekay LNG's ability to raise debt or equity financing through public or private offerings.

As at September 30, 2018, Teekay LNG's consolidated cash and cash equivalents were $139.9 million, compared to $244.2 million at December 31, 2017. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $310.5 million as at September 30, 2018, compared to $433.6 million as at December 31, 2017. The decrease in Teekay LNG's total consolidated liquidity was primarily due to funding of its committed projects, including capital contributions into the Pan Union Joint Venture and Teekay LNG-Marubeni Joint Venture, and payment of the tax indemnification liability in Teekay LNG's consolidated Teekay Nakilat Joint Venture during the nine months ended September 30, 2018. The decrease in total consolidated liquidity was partially offset by cash generated from operations, proceeds from Teekay LNG's sale-leaseback transactions completed during the nine months ended September 30, 2018, and proceeds from the sale of its 50% ownership interest in the Excelsior Joint Venture.

As at September 30, 2018, Teekay LNG had a working capital deficit of $102.7 million, which is primarily the result of: an aggregate amount of $24.9 million of its credit facilities being classified as current portion of long-term debt due to their maturities during mid-2019; and $24.6 million of current obligations related to capital leases relating to the Toledo Spirit, under which the owner has the option to require Teekay LNG to purchase the vessel. However, Teekay LNG believes that the owner will not exercise its option to require it to purchase the vessel, but rather it expects that the owner will cancel the charter contract and sell the vessel to a third party in early-2019, upon which the remaining lease obligations would be extinguished without any expected cash flow impact directly relating to such extinguishment.

Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, debt refinancings (including the completed refinancing of a revolving credit facility in November 2018), and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2018, Teekay LNG had undrawn revolving credit facilities of $170.6 million.

Teekay LNG intends to increase its quarterly cash distributions on its common units by 36% in 2019, commencing with the distribution for the quarter ending March 31, 2019, as part of a balanced capital allocation strategy. Any increase in the level of quarterly distributions is subject to approval by the board of directors of Teekay LNG's general partner.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of liquidity, including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at September 30, 2018, Teekay Tankers' total consolidated cash and cash equivalents was $54.4 million, compared to $71.4 million at December 31, 2017. Teekay Tankers' cash balance as at September 30, 2018 decreased primarily as a result of repayments of its long-term debt and obligations related to its capital leases, dividends paid on its shares of common stock, and higher capital expenditures due to dry-docking activities.

Teekay Tankers' total consolidated liquidity, including cash and undrawn credit facilities, was $89.2 million as at September 30, 2018, compared to $160.0 million as at December 31, 2017. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations based on an expected tanker market recovery, existing cash and cash equivalents and undrawn long-term borrowings, or refinancing existing loans and proceeds of new financings, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the next 12 months. These anticipated additional sources of financing include the sale-leasebacks of additional vessels, some of the net proceeds of which were used to refinance the loan facility which was scheduled to mature in the fourth quarter of 2018 and to prepay a portion of another loan facility, the completion of a loan to finance working capital for Teekay Tankers' RSA commercial management pool operations, and the elimination, commencing in May 2018, of Teekay Tankers' minimum quarterly dividends of $0.03 per share, described further below.

Teekay Tankers' short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, the refinancing of a loan facility which was scheduled to mature in the fourth quarter of 2018 as described above, scheduled repayments and prepayments of long-term debt, scheduled repayments of its obligations related to capital leases, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Effective May 2018, Teekay Tankers eliminated the payment of its minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under Teekay Tankers' revised dividend policy, quarterly dividends are expected to range from 30% to 50% of its quarterly adjusted net income, subject to reserves its Board of Directors may determine are necessary for the prudent operations of Teekay Tankers. Dividend payments are subject to the discretion of its Board of Directors and the policy remains subject to change. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net loss that are typically excluded by securities analysts in their published estimates of Teekay Tankers' financial results. Specific items affecting net loss include, among others, foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and repayment of its loan facilities and obligations related to capital leases. Generally, Teekay Tankers expects that its long-term sources of funds will primarily be cash balances, long-term bank borrowings and other debt or equity financings. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels.

Teekay Tankers believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of liquidity including cash from operations based on an expected tanker market recovery and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Offshore
As of September 25, 2017, as a result of the Brookfield Transaction, Teekay Offshore is deconsolidated. Teekay retains ownership of approximately 14% of Teekay Offshore's outstanding common units and a 49% interest in Teekay Offshore's general partner, but no longer has in place any financial guarantees with respect to Teekay Offshore's long-term debt and interest rate swap and cross-currency swap agreements. In July 2018, Brookfield exercised its option to acquire an additional 2% of ownership interests in Teekay Offshore's general partner from us in exchange for 1.0 million Brookfield Transaction Warrants. After exercising this option, Brookfield holds a 51% interest in the general partner and we own a 49% interest in the general partner of Teekay Offshore.

In March 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million is provided by Teekay and up to $100.0 million is provided by Brookfield. As at September 30, 2018 Teekay had advanced $25.0 million to Teekay Offshore under this facility (please read "Item 1 - Financial Statements: Note 4 – Deconsolidation of Teekay Offshore").

Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2018	2017
	$	$
Net operating cash flows	84,413	439,282
Net financing cash flows	406,193	92,097
Net investing cash flows	(584,317)	(781,189)

Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of some of our FPSO units include incentives based on average annual oil prices, the changes in global oil prices during recent years have also impacted our operating cash flows.

Consolidated net cash flow from operating activities decreased to $84.4 million for the nine months ended September 30, 2018, from $439.3 million for the nine months ended September 30, 2017. This decrease was primarily due to a $286.5 million decrease in income from operations (before depreciation, amortization, asset impairments and loss on sale of vessels and the amortization of in-process revenue contracts) of our businesses, including a decrease of approximately $351 million due to the deconsolidation of Teekay Offshore in September 2017. For a further discussion of changes in income from operations from our businesses, please read “Results of Operations.” In addition, there was a $109.3 million decrease in cash flows from changes to non-cash working capital, primarily due to the settlement of the lease dispute relating to Teekay LNG's three RasGas II LNG Carriers, and a $22.5 million decrease due to a reduction in dividends received from joint ventures. These decreases were partially offset by a decrease in cash outflows of $9.9 million in dry-dock expenditures for the nine months ended September 30, 2018, compared to the corresponding period of 2017. In addition, interest expense, including realized losses on interest rate swaps and cross-currency swaps, decreased a net amount of $55.7 million for the nine months ended September 30, 2018, compared to the corresponding period of 2017, primarily due to the deconsolidation of Teekay Offshore.

Financing Cash Flows
The Controlled Daughter Entities hold all of our liquefied gas carriers (Teekay LNG) and all of our conventional tanker assets (primarily Teekay Tankers). Historically, the Daughter Entities have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Entities raised net proceeds from issuances of new equity to the public and to third-party investors of $nil in the nine months ended September 30, 2018, compared to $8.5 million in the same period last year. Teekay Parent raised net proceeds from issuances of new equity to the public of $103.7 million in the nine months ended September 30, 2018, compared to $nil in the same period last year. Teekay LNG received $370.1 million from the sale-leaseback financing transactions completed on the Magdala, Myrina and Megara LNG carriers in the nine months ended September 30, 2018, compared to $335.8 million in the same period last year from the sale-leaseback financing transactions completed for the Torben Spirit LNG carrier and five of Teekay LNG's wholly-owned LNG carrier newbuildings. Teekay Tankers received $156.6 million from the sale-leaseback financing transactions completed on six Aframax tankers in the nine months ended September 30, 2018, compared to $153.0 million in the same period last year from the sale-leaseback financing transactions completed on four Suezmax tankers.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds from the issuance of long-term debt, which is proceeds from the issuance of long-term debt, net of debt issuance costs, prepayments of long-term debt and payments on maturity and termination of cross currency swaps, were $162.2 million in the nine months ended September 30, 2018, and $366.2 million in the same period last year. Scheduled repayments decreased by $375.2 million in the nine months ended September 30, 2018, compared to the same period last year.

Investing Cash Flows
During the nine months ended September 30, 2018, we incurred capital expenditures for vessels and equipment of $564.5 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent advanced $25.0 million to Teekay Offshore in the form of a senior unsecured revolving credit facility. Teekay LNG received proceeds of $54.4 million from the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture. Teekay LNG contributed $33.5 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture. Teekay incurred a net $25.3 million cash outflow as a result of cash balances of Transferred Subsidiaries which were sold to Teekay Offshore (please read "Item 1 - Financial Statements: Note 4 – Deconsolidation of Teekay Offshore").

During the nine months ended September 30, 2017, we incurred capital expenditures for vessels and equipment of $694.5 million, primarily for capitalized vessel modifications and shipyard construction installment payments. We received proceeds of $67.4 million as a result of Teekay LNG's sale of the Asian Spirit and Teekay Tankers' sales of two Suezmax tankers, two Aframax tankers and one lightering support vessel during the nine months ended September 30, 2017. Teekay LNG contributed $143.5 million to its equity-accounted joint ventures and loans to joint ventures for the nine months ended September 30, 2017, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project. Teekay LNG received a $40.3 million return of capital from its joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 Joint Venture) upon completion of its debt refinancing. Teekay LNG has a 40% ownership interest in the joint venture. Teekay incurred a $45.4 million cash outflow as a result of the Brookfield Transaction (please read "Item 1 - Financial Statements: Note 4 – Deconsolidation of Teekay Offshore").

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at September 30, 2018:

		Remainder of					Beyond
	Total	2018	2019	2020	2021	2022	2022
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	374.0	—	—	122.6	147.2	—	104.2
Scheduled repayments of long-term debt (1)(3)	719.9	39.0	131.4	128.8	98.6	80.8	241.3
Repayments on maturity of long-term debt (1)(3)	824.7	20.4	3.3	338.8	164.1	5.0	293.1
Commitments related to capital leases (4)	1,764.4	54.4	119.5	118.7	117.8	117.0	1,237.0
Commitments under operating leases (5)	296.6	11.9	47.6	39.9	23.9	23.9	149.4
Newbuildings installments/shipbuilding supervision (6)	828.9	55.5	773.4	—	—	—	—
	4,808.5	181.2	1,075.2	748.8	551.6	226.7	2,025.0
Teekay Tankers
Scheduled repayments of long-term debt (7)	329.7	25.9	104.6	120.9	34.5	18.0	25.8
Repayments on maturity of long-term debt (7)	485.0	—	—	—	392.3	84.5	8.2
Commitments related to capital leases (8)	296.7	3.9	16.2	17.5	18.9	20.4	219.8
Chartered-in vessels (operating leases) (9)	26.6	3.7	13.1	8.5	1.3	—	—
	1,138.0	33.5	133.9	146.9	447.0	122.9	253.8
Teekay Parent
Bond repayments (10)	665.1	—	—	540.1	—	—	125.0
Chartered-in vessels (operating leases) (11)	195.6	14.4	55.3	50.7	51.4	9.1	14.7
Asset retirement obligation (12)	27.8	—	27.8	—	—	—	—
	888.5	14.4	83.1	590.8	51.4	9.1	139.7

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2018.

(2)
Excludes expected interest payments of $5.5 million (remainder of 2018), $22.1 million (2019), $19.2 million (2020), $11.1 million (2021), $5.9 million (2022) and $2.9 million (beyond 2022). Expected interest payments are based on NIBOR at September 30, 2018, plus margins that range up to 6.0%, as well as the prevailing U.S. Dollar/NOK exchange rate as of September 30, 2018. The expected interest payments do not reflect the effect of the related cross-currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(3)
Excludes expected interest payments of $14.2 million (remainder of 2018), $53.7 million (2019), $42.2 million (2020), $28.4 million (2021), $22.5 million (2022) and $68.3 million (beyond 2022). Expected interest payments give effect to the debt refinancing completed in November 2018 of one of Teekay LNG's debt facilities and are based on the existing interest rates (fixed-rate loans) and LIBOR or EURIBOR at September 30, 2018, plus margins on debt that has been drawn that ranges up to 3.25% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge of certain of its variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in Teekay LNG's equity-accounted joint ventures. In addition, the repayment amounts give effect to the November 2018 refinancing of one of Teekay LNG's debt facilities of $190 million maturing in November 2018 with a new $225 million debt facility maturing in November 2020.

(4)
Includes, in addition to lease payments, amounts Teekay LNG may be or is required to pay to purchase a leased vessel at the end of its lease terms. For one of Teekay LNG's nine obligations related to capital leases, the lessor has the option to sell the Suezmax tanker to Teekay LNG at any time during the remaining lease term; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the Suezmax tanker to it until after the lease term expires, which is during early-2019. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(5)
For certain of Teekay LNG's operating leases, Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $223.1 million for these leases from the remainder of 2018 to 2029.

(6)
As of September 30, 2018, Teekay LNG has agreements for the construction of two wholly-owned LNG carrier newbuildings, of which the estimated remaining costs totaled $250.1 million, including estimated interest and construction supervision fees. Teekay LNG has secured $119 million of financing related to the commitments for one of the two LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, Teekay LNG agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG's proportionate share of newbuilding installments totaled $37.7 million as of September 30, 2018. However, as part of this agreement with Shell, Teekay LNG expects to recover $0.7 million of the shipbuilding supervision and crew training costs from Shell during 2018 and 2019, and the Pan Union Joint Venture has secured undrawn financing of $24 million based on Teekay LNG's proportionate share of the remaining newbuilding installments as of September 30, 2018.
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings, one of which delivered in January 2018 (the Eduard Toll) and one of which delivered in September 2018 (the Rudolf Samoylovich). As at September 30, 2018, Teekay LNG's 50% share of the estimated remaining costs for the four remaining newbuildings totaled $469 million, of which the Yamal LNG Joint Venture has secured undrawn financing of $429 million based on our proportionate share of the remaining newbuilding installments included in the table above.
The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built up cost of approximately $889 million. As at September 30, 2018, Teekay LNG's 30% share of the estimated remaining costs is $72 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $66 million based on our proportionate share.

(7)
Excludes expected interest payments of $8.7 million (remainder of 2018), $32.8 million (2019), $28.0 million (2020), $16.3 million (2021), $4.8 million (2022) and $8.1 million (thereafter). Expected interest payments are based on existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at September 30, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(8)	Excludes imputed interest payments of $5.7 million (remaining in 2018), $21.8 million (2019), $20.5 million (2020), $19.1 million (2021), $17.6 million (2022) and $63.9 million (thereafter).

(9)
Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of September 30, 2018. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, it would expect total payments of $4.3 million (remainder of 2018), $17.9 million (2019), $12.2 million (2020) and $1.9 million (2021).

(10)
Excludes expected interest payments of $13.0 million (remainder of 2018), $52.2 million (2019), $8.2 million (2020), $6.3 million (2021), $6.3 million (2022) and $0.3 million (thereafter). Expected interest payments are based on the interest rates for Teekay Parent's convertible senior notes and senior unsecured notes of 5.0% and 8.5%, respectively.

(11)	Teekay Parent in-charters three FSO units and two shuttle tankers from Teekay Offshore.

(12)
Teekay Parent has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates. We expect that the ARO will be covered in part by contractual payments of $7.5 million, presented in other non-current assets on our balance sheets, to be received from FPSO contract counterparties.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 22 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2017.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.
Goodwill
Based on conditions that existed at September 30, 2018, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2018, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•
our ability and plans to refinance existing debt obligations, obtain financing for new and existing projects and capital expenditures, including unfinanced newbuildings, and negotiate extensions or redeployments of existing assets;

•	our business strategy and other plans and objectives for future operations;

•	our future growth prospects and future trends of the markets in which we operate;

•
offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and projected tanker market recovery, changes in spot tanker rates, fleet growth, scrapping levels, price of oil, and oil production in the tanker market, including the effects of OPEC production increases, and the anticipated impact of new IMO 2020 fuel regulations on tanker demand;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	certainty of completion, estimated delivery and completion dates, commencement dates of charters, intended financing and estimated costs for newbuildings;

•	the expected technical and operational capabilities of newbuildings;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the completion, terms and effect of proposed sale-leaseback financing transactions;

•	the outcome and cost of disputes, claims and potential claims against or involving us;

•	Teekay LNG's expected delivery date of the European Spirit to its buyer;

•
Teekay LNG's distribution policy and its ability to make cash distributions on its common units or any increases in quarterly distributions, including the intended quarterly distribution increase for 2019;

•
Teekay LNG's intent to amend its tax structure to elect to be treated as a corporation, instead of a partnership, for U.S. federal income tax purposes and the potential tax effect on and treatment applicable to Teekay LNG and its unitholders of such change, which is subject to common unitholder approval;

•	Teekay LNG's expectation that certain of its outstanding NOK bonds will be listed on the Oslo Stock Exchange;

•	our expectations regarding the completion of the Yamal LNG project, including the delivery of the project's four remaining newbuildings;

•
the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on Teekay LNG’s two 52%-owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to Teekay LNG's equity income in 2018 as a result of the charter payment deferral;

•	our expectations regarding the ability of our customers to make charter payments to us, including purchase obligations relating to two of Teekay LNG's carriers completing charters with Awilco in 2019;

•
our expectation that the owner of one of Teekay LNG's Suezmax tankers under capital lease, the Toledo Spirit, will cancel the related charter contract for the vessel in early-2019 and sell it to a third party, rather than requiring Teekay LNG to purchase the vessel related to the capital lease;

•	our expectations regarding the schedule and performance of the Bahrain LNG Joint Venture and Bahrain LNG project;

•	the expected cost of supervision and crew training in relation to the Pan Union Joint Venture and Teekay LNG's expected recovery of a portion of those costs;

•
the timing and certainty of the effectiveness of Teekay Offshore’s agreement with Alpha to develop the Cheviot field, including satisfaction by Alpha of the various conditions precedent to its effectiveness, which conditions remain out of Teekay Offshore’s control;

•	the outcome of Teekay Offshore’s settlement agreement with Petrobras;

•	expected fleet growth for crude tankers and Teekay Tankers’ anticipated sustained recovery in the tanker market;

•	the future valuation or impairment of goodwill;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	expected uses of proceeds from vessel or financing transactions;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks, and potential variance in the amounts recorded as derivative assets and liabilities;

•	our exposure to foreign currency fluctuations;

•	our expectations regarding uncertain tax positions;

•	the timing and amounts of dividends distributed by our equity-accounted joint ventures; and

•	the potential impact and timing for adoption of new accounting standards.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; the effects of the effectiveness of the IMO's 2020 fuel regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; effects of the issuance of additional shares of common stock and other equity securities on cash distributions; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; delays in the start-up of offshore oil fields related to the CoA contracts of the actual vessel equivalent requirements of new CoAs; potential inability to obtain charters related to newbuildings or other vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the failure to complete the proposed sale-leaseback transactions and/or potential changes to the expected terms of the transactions; the inability of us to complete vessel sale transactions; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of Awilco to make payments under or relating to charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; the outcome of the common unitholder vote at the Teekay LNG special meeting to approve Teekay LNG’s proposal to be classified as a corporation for U.S. tax purposes and related amendments to its partnership agreement; actual levels of quarterly distributions on Teekay LNG common units approved by the Teekay LNG general partner’s board of directors; satisfaction or waiver of all of the conditions precedent relating to the contract with Alpha; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2017. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2018
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 10d – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
None
Item 6 - Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213213) FILED WITH THE SEC ON AUGUST 19, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 28, 2018	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)